Exhibit (a)(1)(A)

OFFER TO PURCHASE FOR CASH

All Outstanding Shares of Common Stock

of

A.C. MOORE ARTS & CRAFTS, INC.

at

$1.60 Net Per Share

by

SBAR’S ACQUISITION CORPORATION,

a wholly owned subsidiary of

NICOLE CRAFTS LLC

THE OFFER AND THE WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW

YORK CITY TIME, AT THE END OF WEDNESDAY, NOVEMBER 16, 2011, UNLESS THE OFFER

IS EXTENDED OR EARLIER TERMINATED.

Sbar’s Acquisition Corporation, a Pennsylvania corporation (“Purchaser”) and a wholly owned subsidiary of Nicole Crafts LLC, a Delaware limited liability company (“Parent”), is offering to purchase all of the issued and outstanding shares of Common Stock, no par value (the “Shares”), of A.C. Moore Arts & Crafts, Inc., a Pennsylvania corporation (the “Company”), at a price of $1.60 per Share to the sellers thereof in cash (the “Offer Price”), without interest thereon, and less any required withholding taxes, upon the terms and subject to the conditions set forth in this Offer to Purchase (the “Offer to Purchase”) and in the related Letter of Transmittal (which, together with any amendments or supplements hereto and thereto, collectively constitute the “Offer”). The Offer is being made pursuant to the Agreement and Plan of Merger dated as of October 3, 2011, and amended as of October 17, 2011 (the “Merger Agreement”), by and among Parent, Purchaser and the Company. Pursuant to the Merger Agreement, after completion of the Offer and subject to the satisfaction or waiver of certain conditions set forth therein, Purchaser will be merged with and into the Company (the “Merger”), and the Company will be the Surviving Corporation and a wholly owned subsidiary of Parent. In certain circumstances, Purchaser, Parent and the Company have agreed to proceed with a one-step merger transaction if the Offer is not completed. Under no circumstances will interest be paid on the Offer Price for the Shares, regardless of any extension of the Offer or any delay in making payment for the Shares.

At a meeting held on October 3, 2011, the Company’s Board of Directors, after careful consideration and following the recommendation of the special committee, unanimously: (i) determined that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are fair to and in the best interests of the Company’s stockholders; (ii) approved the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger; and (iii) recommended that the Company’s stockholders accept the Offer, tender their Shares to Purchaser in the Offer and, if required by Pennsylvania law, vote to approve and adopt the Merger Agreement and approve the Merger.

The Offer is subject to various conditions described in this Offer to Purchase, including (a) that there has been validly tendered and not withdrawn prior to the expiration date of the Offer (as it may have been extended pursuant to the Merger Agreement, the “Expiration Date”) that number of Shares that would represent at least 70.7% of the total outstanding Shares of Company Common Stock on a fully-diluted basis assuming conversion or exercise of all “in-the-money” derivative securities (the “Minimum Condition”); and (b) the receipt of proceeds by Parent under a debt commitment letter from Wells Fargo Bank, National Association (“Wells Fargo”) (or the receipt of alternative financing from alternative sources on terms and conditions that are not materially less favorable to Parent), or the receipt of confirmation from such financing sources (or alternative financing sources) that the financing (or alternative financing) will be available in an amount sufficient to complete the Offer and Merger.

The Offer is subject to various other conditions described in this Offer to Purchase. A summary of the principal terms of the Offer appears on pages 1 through 9 of this Offer to Purchase. You should read this entire Offer to Purchase before deciding whether to tender your Shares in the Offer.

October 18, 2011

IMPORTANT

Any stockholder of the Company wishing to tender Shares in the Offer must either (i) complete and sign the Letter of Transmittal in accordance with the instructions in the Letter of Transmittal and mail or deliver the Letter of Transmittal and all other required documents to Computershare Trust Company, N.A., the depositary in the Offer (the “Depositary”), together with certificates representing Shares tendered or follow the procedure for book-entry transfer set forth in Section 3 — “Procedures for Accepting the Offer and Tendering Shares” in this Offer to Purchase or (ii) request that the stockholder’s broker, dealer, commercial bank, trust company or other nominee effect the tender of Shares to Purchaser pursuant to the Offer. A stockholder of the Company whose Shares are registered in the name of a broker, dealer, commercial bank, trust company or other nominee must contact that person if the stockholder wishes to tender those Shares pursuant to the Offer.

If you beneficially hold your Shares under the A.C. Moore Arts & Crafts, Inc. 401(k) Plan (the “401(k) Plan”), you must complete and sign the enclosed Letter of Instruction. The Letter of Instruction instructs the 401k) Plan trustee to tender your Shares in the Offer. The Letter of Instruction must be delivered to the Record Keeper sufficiently in advance of the Expiration Date (and in any event not later than three (3) business days prior to the Expiration Date) to enable the Record Keeper and 401(k) Plan trustee to comply with the instructions contained therein. Detailed instructions are contained in the Letter of Instruction and in Section 3—“Procedure for Accepting the Offer and Tendering Shares” of this Offer to Purchase. Purchaser assumes no responsibility for the actions of the 401(k) Plan trustee.

Any stockholder of the Company, who wishes to tender Shares and cannot deliver certificates representing those Shares and all other required documents to the Depositary on or prior to the expiration of the Offer or that cannot comply with the procedures for book-entry transfer on a timely basis, may tender the Shares pursuant to the guaranteed delivery procedure set forth in Section 3 — “Procedures for Accepting the Offer and Tendering Shares” in this Offer to Purchase.

Questions and requests for assistance may be directed to D. F. King & Co., Inc., the information agent for the Offer (the “Information Agent”), at its address and telephone number set forth on the back cover of this Offer to Purchase. Additional copies of this Offer to Purchase, the Letter of Transmittal, the Letter of Instruction, the Notice of Guaranteed Delivery and other related materials may be obtained at Purchaser’s expense from the Information Agent. Stockholders of the Company also may contact their broker, dealer, commercial bank, trust company or other nominee for copies of these documents.

THIS OFFER TO PURCHASE, THE LETTER OF TRANSMITTAL AND THE LETTER OF INSTRUCTION CONTAIN IMPORTANT INFORMATION, AND YOU SHOULD READ THEM CAREFULLY AND IN THEIR ENTIRETY BEFORE DECIDING WHETHER TO TENDER YOUR SHARES IN THE OFFER.

SUMMARY TERM SHEET

This summary term sheet highlights the material information contained in this Offer to Purchase but is only intended to be an overview. To fully understand the tender offer described in this Offer to Purchase, and for a more complete description of the terms of this tender offer, you should read carefully this entire Offer to Purchase, the documents incorporated by reference or otherwise referred to in this Offer to Purchase, the Letter of Transmittal and the Letter of Instruction provided with this Offer to Purchase. Section references are included to direct you to a more complete description of the topics discussed in this summary term sheet.

Securities Sought:	All issued and outstanding shares of Common Stock, no par value, of A.C. Moore Arts & Crafts, Inc., a Pennsylvania corporation.

Price Offered Per Share:	$1.60 in cash, without interest and less any required withholding taxes.

Scheduled Expiration of Offer:	12:00 midnight, New York City time, at the end of Wednesday, November 16, 2011 unless the Offer is otherwise extended or earlier terminated.

Purchaser:	Sbar’s Acquisition Corporation, a Pennsylvania corporation and wholly owned subsidiary of Nicole Crafts LLC, a Delaware limited liability company.

Who is offering to buy your securities?

We are Sbar’s Acquisition Corporation, a Pennsylvania corporation formed for the purpose of making this Offer. We are a wholly owned subsidiary of Nicole Crafts LLC, a Delaware limited liability company, also formed for the purpose of acquiring A.C. Moore Arts & Crafts, Inc.

Sbar’s Acquisition Corporation and Nicole Crafts LLC are each controlled by Adolfo “Pepe” Piperno. Mr. Piperno also controls Sbar’s, Inc. (“Sbar’s”), a New Jersey corporation and distributor of arts and crafts merchandise. According to the Company, Sbar’s is the Company’s largest arts and crafts merchandise vendor, supplying product across many merchandise categories for retail sale in the Company’s store locations.

Unless the context indicates otherwise, in this summary term sheet and elsewhere in this Offer to Purchase, we use the terms “us,” “we” and “our” to refer to Sbar’s Acquisition Corporation and, where appropriate, Nicole Crafts LLC. We use the term “Parent” to refer to Nicole Crafts LLC alone, the term the “Purchaser” to refer to Sbar’s Acquisition Corporation alone, and the term the “Company” to refer to A.C. Moore Arts & Crafts, Inc., a Pennsylvania corporation.

See “Introduction” and Section 9 — “Certain Information Concerning Parent and Purchaser” in this Offer to Purchase for more information.

What are the classes and amounts of securities sought in the Offer?

We are offering to purchase all of the outstanding shares of Common Stock, no par value, of the Company on the terms and subject to the conditions set forth in this Offer to Purchase and in the related Letter of Transmittal.

Unless the context otherwise requires, in this summary term sheet and elsewhere in this Offer to Purchase we use the term “Shares” to refer to each share of the Company’s Common Stock, no par value.

For more information, see “Introduction” and Section 1 — “Terms of the Offer” in this Offer to Purchase.

Why are we making the Offer?

We are making the Offer because we want to acquire control of, and ultimately the entire equity interest in, the Company. Whether or not the Offer is completed, Parent intends to consummate the Merger, at which time the Company would become a wholly-owned subsidiary of Parent.

How much are we offering to pay?

We are offering to pay $1.60 per Share to you, in cash, without interest thereon and less any required withholding taxes. Under no circumstances will interest be paid on the Offer Price for the Shares, regardless of any extension of the Offer or any delay in making payment for the Shares.

Will you have to pay any fees or commissions if you tender your Shares?

If you are the record holder of your Shares (i.e., a stock certificate has been issued to you and registered in your name) and you directly tender your Shares to Computershare Trust Company, N.A., which is the depositary for the Offer, in the Offer, you will not have to pay brokerage fees or commissions. If you own Shares through a broker, bank or other nominee, and your broker, bank or other nominee tenders your Shares on your behalf, your broker, bank or other nominee may charge you a fee for doing so. You should consult with your broker, bank or other nominee to determine whether any charges will apply. We are not obligated to pay for or reimburse you for any broker or nominee fees. For more information, see the “Introduction” to this Offer to Purchase.

In addition, if you do not complete and sign the Substitute Form W-9 included in the Letter of Transmittal, you may be subject to required backup federal income tax withholding. If payment for the Shares is to be made to a person other than the registered holder of the Shares, or if a stock transfer tax is imposed for any other reason, the amount of the stock transfer taxes will be deducted from the purchase price to be paid with respect to the Shares, unless satisfactory evidence of payment of the stock transfer taxes is submitted with the Letter of Transmittal.

Is there an agreement governing the Offer?

Yes. Parent, Purchaser and the Company have entered into an Agreement and Plan of Merger, dated as of October 3, 2011 as amended as of October 17, 2011 (as it may be further amended from time to time, the “Merger Agreement”). The Merger Agreement provides, among other things, for the terms and conditions of the Offer and, following consummation of the Offer, the merger of Purchaser with and into the Company (the “Merger”) with the Company continuing as the surviving corporation and as a wholly owned subsidiary of Parent. In certain circumstances, the Merger Agreement provides for a one-step merger transaction if the Offer is not completed.

See “Introduction” and Section 13 — “The Merger Agreement” in this Offer to Purchase.

What does the Company’s Board of Directors recommend?

At a meeting held on October 3, 2011, after careful consideration, and following the recommendation of the special committee, the Board of Directors of the Company:

•	unanimously determined that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger are fair to and in the best interests of the Company’s stockholders;

•	unanimously approved the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger; and

•

unanimously recommended that the Company’s stockholders accept the Offer, tender their Shares to Purchaser in the Offer and, if required by Pennsylvania law, vote to approve and adopt the Merger Agreement and approve the Merger.

Parent has been advised by the Company, that to the knowledge of the Company after reasonable inquiry, all of the Company’s executive officers and directors currently intend (i) to tender or cause to be tendered all Shares held of record or beneficially owned by them pursuant to the Offer other than Shares, if any, that such person may have an unexercised right to purchase or receive by exercising stock options or stock appreciation rights; and (ii) if a stockholder vote is required under Pennsylvania law to consummate the Merger to vote all Shares held of record or beneficially owned by them in favor of the Merger.

See Section 13 — “The Merger Agreement” in this Offer to Purchase and the Company’s Solicitation/Recommendation Statement on Schedule 14D-9 to be filed with the SEC and mailed to the Company’s stockholders with this Offer to Purchase for more information.

What are the most significant conditions to the Offer?

The Offer is conditioned upon, among other things:

•

there being validly tendered in accordance with the terms of the Offer, immediately prior to the expiration date of the Offer and not withdrawn, a number of Shares that represents at least 70.7% of the total number of Shares outstanding on a fully diluted basis (assuming conversion or exercise of all derivative securities or other rights to acquire Company common stock that have a conversion or exercise price less than the Offer Price and that are vested (or will be vested) immediately prior to the closing of the Offer) (the “Minimum Condition”);

•

our having received the proceeds under our debt financing commitment letter from Wells Fargo (or the receipt of alternative financing from alternative sources on terms and conditions that are not materially less favorable to us), or the receipt of confirmation from such financing sources (or alternative financing sources) that the financing (or alternative financing) will be available in an amount sufficient to complete the Offer and Merger (the “Financing Proceeds Condition”); and

•	other customary conditions.

Other conditions of the Offer are described in Section 15 — “Condition to Purchaser’s Obligations” in this Offer to Purchase.

If you do not complete the Offer, will you nevertheless complete the Merger?

In the event that the Minimum Condition is not met, and in certain other circumstances, the parties have agreed to complete the Merger without the prior completion of the Offer after receipt of the approval of a majority of the votes cast by the stockholders of the Company for the adoption of the Merger Agreement. In that case the consummation of the Merger would be subject to conditions similar to the Offer conditions, other than the addition of a condition that stockholders have adopted the Merger Agreement and the inapplicability of the Minimum Condition.

If we do not complete the Offer, the Company has agreed to hold a meeting of its stockholders to consider and vote on the adoption of the Merger Agreement and will separately mail a proxy statement related to that stockholder meeting to holders of record of Shares as of the record date for the stockholder meeting. We are not asking you to take any action with respect to the Merger at this time.

Do we have the financial resources to make payment?

Yes. We estimate that we will need approximately $46 million to purchase all of the Shares pursuant to the Offer, consummate the Merger and to pay related fees and expenses, and up to an additional $28.5 million to repay indebtedness of the Company at the closing of the Merger. Purchaser has placed $20 million in an escrow account at Wells Fargo which shall be used to satisfy the Purchase Price and otherwise support the obligations of Purchaser and Parent under the Merger Agreement. We have received a financing commitment from Wells Fargo to provide an aggregate amount of $77.5 million (the “Commitment”), which shall be used to satisfy the Purchase Price, provide sufficient funds to complete the Merger and pay related fees and expenses, and to repay existing indebtedness of the Company, which is owed to Wells Fargo pursuant to the Company’s existing credit facility. The Commitment is subject to certain conditions. If any portion of the required financing becomes unavailable on the terms and conditions contemplated by the Commitment, we are obligated to use commercially reasonable efforts to arrange and obtain alternative financing from alternative sources. In the event that we do not receive the proceeds of the Commitment or an alternative financing, we will not be obligated to purchase Shares in the Offer.

See Section 10 — “Source and Amount of Funds” in this Offer to Purchase for more information.

Is our financial condition relevant to your decision to tender your Shares?

We do not believe our financial condition or the financial condition of Parent is relevant to your decision to tender your Shares in the Offer because:

•	Parent was organized solely in connection with the Offer and the Merger and, prior to the Expiration Date, will not carry on any activities other than in connection with the Offer and the Merger;

•	the Offer is being made for all outstanding Shares solely for cash;

•	if we consummate the Offer, we have agreed to acquire any remaining Shares for the same cash price in the subsequent Merger; and

•

we have cash on hand in an escrow account, which when combined with proceeds of the Commitment, will be sufficient to purchase all Shares validly tendered and not properly withdrawn in the Offer, to acquire the remaining outstanding Shares in the Merger, and to pay all expected transaction fees and expenses.

See Section 10 — “Source and Amount of Funds” in this Offer to Purchase for further details.

How long do you have to decide whether to tender in the Offer?

You will have until midnight, New York City time, at the end of Wednesday, November 16, 2011, to tender your Shares in the Offer, subject to extension of the Offer or the earlier termination of the Offer, each in accordance with the Merger Agreement. If you own your Shares through the Company’s 401(k) Plan, you will have to complete the Letter of Instruction to instruct the 401(k) Plan trustee to tender your Shares at least three (3) business days prior to the Expiration Date. Please be aware that if your Shares are held by a broker, bank or other custodian, they may require advance notification before the expiration of the Offer. If you cannot deliver everything required to make a valid tender by the time set forth above, you may still participate in the Offer by using the guaranteed delivery procedure described elsewhere in this Offer to Purchase prior to that time.

See Section 1 — “Terms of the Offer” and Section 3 — “Procedures for Accepting the Offer and Tendering Shares” in this Offer to Purchase.

Can the Offer be extended and under what circumstances?

Yes. If at the scheduled expiration date of the Offer, including following any extension of the expiration date, any condition to the Offer has not been satisfied or waived, we are required to extend the Offer for periods of up to five business days at a time as we deem reasonably necessary, but not beyond December 30, 2011. In addition, we are required to extend the Offer for any period required by any rule, regulation, interpretation or position of the U.S. Securities and Exchange Commission (the “SEC”), its staff, or NASDAQ or for any period otherwise required by applicable law. If the Proxy Statement Clearance Date (defined below) has occurred, then we are under no obligation to extend the Offer.

The “Proxy Statement Clearance Date” means the date on which the SEC has, orally or in writing, confirmed that it has no further comments on the proxy statement to be filed by the Company related to the adoption of the Merger Agreement by the stockholders of the Company, including the first date following the tenth calendar day following the filing of the preliminary proxy statement if the SEC has not informed the Company that it intends to review the proxy statement. Notwithstanding the foregoing, our ability or obligation to extend the Offer is subject to our rights to terminate the Merger Agreement in accordance with its terms.

See “Introduction” and Section 1 — “Terms of the Offer” in this Offer to Purchase for more information.

How will you be notified if the Offer is extended?

If we extend the Offer, we will inform the Depositary for the Offer of that fact and will make a public announcement of the extension, no later than 9:00 a.m., New York City time, on the next business day after the day on which the Offer was scheduled to expire.

What is the “top-up” option, and when will it be exercised?

Under the Merger Agreement, if we satisfy the Minimum Condition, but do not acquire at least 80% of the outstanding Shares after acceptance of and payment for Shares pursuant to the Offer, we have an irrevocable option, subject to certain limitations and conditions, to purchase from the Company that number of Shares equal to the lesser of: (i) the number that, when added to the number of Shares we then own, constitutes one Share more than 80% of the Shares then outstanding on a fully diluted basis (assuming the issuance of the “top-up” shares and conversion or exercise of all derivative securities or other rights to acquire Company common stock that have a conversion or exercise price less than the Offer Price and that are vested (or will be vested) immediately prior to the closing of the Offer), and (ii) the number of authorized but unissued Shares (less any Shares reserved for issuance for outstanding Company options or stock appreciation rights).

The price per Share payable upon exercise of the option would be equal to the Offer Price. We refer to this option as the “top-up” option. If we exercise the top-up option, we will be able to effect a short-form merger under Pennsylvania law, which means that we may effect the Merger without any further action by Company stockholders.

See Section 13 — “The Merger Agreement” in this Offer to Purchase.

How do you tender your Shares?

If you wish to accept the Offer and:

•

you are a record holder (i.e., a stock certificate has been issued to you and registered in your name), you must (i) complete and sign the enclosed Letter of Transmittal and send or deliver it with your stock certificate to the Depositary or (ii) follow the procedures described in this Offer to Purchase and the enclosed Letter of Transmittal for book-entry transfer. These materials must reach the Depositary before the Offer expires. Detailed instructions are contained in the Letter of Transmittal and in Section 3 — “Procedures for Accepting the Offer and Tendering Shares” in this Offer to Purchase;

•

you hold your Shares under the A.C. Moore Arts & Crafts, Inc. 401(k) Plan (the “401(k) Plan”), you must complete and sign the enclosed Letter of Instruction. The Letter of Instruction instructs the 401(k) Plan trustee to tender your Shares in the Offer. The Letter of Instruction must be delivered to the Record Keeper sufficiently in advance of the Expiration Date (and in any event not later than three (3) business days prior to the Expiration Date) to enable the Record Keeper and 401(k) Plan trustee to comply with the instructions contained therein. Detailed instructions are contained in the Letter of Instruction and in Section 3 — “Procedure for Accepting the Offer and Tendering Shares” of this Offer to Purchase. Purchaser assumes no responsibility for the actions of the 401(k) Plan trustee.

•

you are a record holder but your stock certificate is not available or you cannot deliver your stock certificate to the Depositary before the Offer expires, you may be able to tender your Shares using the enclosed Notice of Guaranteed Delivery. Pursuant to the Merger Agreement, Shares tendered by a Notice of Guaranteed Delivery will not be counted by Purchaser in determining whether the Minimum Condition has been satisfied until the shares have been delivered pursuant to such procedures. Therefore it is preferable for shares to be tendered by the other methods described herein; or

•	you hold your Shares through a broker, bank or other nominee, you should contact your broker, bank or other nominee and give instructions that your Shares be tendered.

See Section 3 — “Procedures for Accepting the Offer and Tendering Shares” in this Offer to Purchase for more information.

Until what time can you withdraw tendered Shares?

You can withdraw some or all of the Shares that you previously tendered in the Offer at any time prior to the expiration of the Offer as it may be extended. Once we accept your tendered Shares for payment upon expiration of the Offer, however, you will no longer be able to withdraw them. If you tendered Shares under the Company’s 401(k) Plan, to make an effective withdrawal, you must provide sufficient notice in advance of the Expiration Date (and in any event not later than three (3) business days prior to the Expiration Date) to enable the Record Keeper and 401(k) Plan trustee to comply with the instructions contained therein.

See Section 4 — “Withdrawal Rights” in this Offer to Purchase for more information.

How do you withdraw your tendered Shares?

To withdraw Shares, you must deliver a written notice of withdrawal with the required information to the Depositary, while you have the right to withdraw the Shares. If you tendered Shares by giving instructions to a broker, bank or other nominee, you must instruct the broker, bank or other nominee to arrange to withdraw the Shares. If you tendered Shares under the Company’s 401(k) Plan, to make an effective withdrawal, you must deliver updated instructions to the Record Keeper, as explained in the Letter of Instruction.

See Section 4 — “Withdrawal Rights” in this Offer to Purchase for more information.

When will you be paid for your tendered Shares?

Subject to the terms and conditions of the Offer, we will pay for all validly tendered and not withdrawn Shares promptly after expiration of the Offer (as it may be extended pursuant to the terms of the Merger Agreement and the satisfaction or waiver of the conditions to the Offer set forth in Section 15 — “Conditions to Purchaser’s Obligations” in this Offer to Purchase).

See Section 2 — “Acceptance for Payment and Payment for Shares” in this Offer to Purchase for more information.

Will the Offer be followed by a Merger if all Shares are not tendered?

Yes. If we purchase Shares in the Offer and the other conditions to the Merger are satisfied or waived, we will be merged with and into the Company. If we purchase Shares in the Offer, we will have sufficient voting power to approve the Merger without the affirmative vote of any other stockholder of the Company. Further, if pursuant to the Offer, the exercise of the Top-Up Option or otherwise, we own in excess of 80% of the outstanding Shares, we may effect the Merger without any further action by the stockholders of the Company. If the Merger takes place, the Company will become a wholly owned subsidiary of Parent, and all remaining stockholders (other than Parent, any of Parent’s subsidiaries (including us) or any stockholders properly exercising their dissenters rights, if applicable, in connection with the Merger as described in Section 17 — “Dissenters Rights”) will receive $1.60 per share in cash, without interest thereon and less any required withholding taxes.

See the “Introduction,” Section 12 — “Purpose of the Offer; The Merger; Plans for the Company” and Section 13 — “The Merger Agreement” in this Offer to Purchase for more information.

If you decide not to tender your Shares, how will the Offer affect your Shares?

If the Merger takes place between the Company and us, following the Merger the Company’s stockholders not tendering their Shares in the Offer will receive cash in an amount equal to the Offer Price. Therefore, if the Merger takes place, the only differences between tendering and not tendering your Shares in the Offer is that tendering stockholders: (i) will be paid earlier and (ii) will not have dissenters rights under Pennsylvania law that may be available in the Merger (as described below). If we accept and purchase Shares in the Offer, we will have sufficient voting power to approve the Merger without the affirmative vote of any other stockholder of the Company. Furthermore, if pursuant to the Offer or otherwise we own at least 80% of the outstanding Shares, we may effect the Merger without any further action by the stockholders of the Company.

If, however, the Offer is consummated and the Merger does not take place, the number of the Company’s stockholders and of the Shares that are still in the hands of the public may be so small that there is no longer an active or liquid public trading market (or, possibly, any public trading market) for Shares held by stockholders other than us, and the Shares may no longer meet the requirements for continued listing on The NASDAQ Global Select Market. We cannot predict whether the reduction in the number of Shares that might otherwise trade publicly would have an adverse or beneficial effect on the market price for, or marketability of, the Shares. Also, the Company may no longer be required to make filings with the SEC or otherwise may no longer be required to comply with the SEC rules relating to publicly held companies.

See Section 7 — “Effect of Offer on Listing, Market for Shares; and SEC Registration” and “Section 13 — The Merger Agreement” in this Offer to Purchase for more information.

Are dissenters rights available in either the Offer or the Merger?

Dissenters rights are not available as a result of the Offer.

Dissenters rights may be available in the Merger. You will be entitled to dissenters rights in the Merger only if (i) prior to the Merger (A) the Shares are no longer listed on a national securities exchange and (B) the Shares are beneficially or of record held by 2,000 persons or less or (ii) Purchaser owns 80% of the Shares and the Merger is consummated as a “short-form” merger pursuant to Section 1924(b)(1)(ii) of the Pennsylvania Business Corporation Law (as amended, the “Business Corporation Law”).

If you properly exercise your dissenters rights, you will be entitled to receive a judicial determination of the “fair value” of your Shares immediately prior to the effective time of the Merger but excluding any change in value in anticipation of the Merger. Your right to seek a dissenters rights under Pennsylvania law will be forfeited if you do not comply with the requirements of the Business Corporation Law relating to dissenters rights.

See Section 17 — “Dissenters Rights” in this Offer to Purchase for more information.

Can holders of stock options or stock appreciation rights participate in the Offer? What will happen to your equity awards in the Merger?

The Offer is only for Shares and not for any options or stock appreciation rights. If you hold vested but unexercised stock options or stock appreciation rights and you wish to participate in the Offer, you must (i) exercise your stock options or stock appreciation rights in accordance with the terms of the applicable compensation plan or arrangement and (ii) tender the Shares received in accordance with the terms of the Offer. See Section 3 — “Procedures for Accepting the Offer and Tendering Shares.”

If you do not exercise your stock options or stock appreciation rights, or if you hold restricted stock, the Merger Agreement provides that, at the effective time of the Merger:

•

each outstanding option to purchase Shares under any equity compensation plan or arrangement of the Company, whether or not exercisable or vested, will be canceled at the effective time of the Merger in exchange for a cash payment in an amount determined by multiplying (i) the excess, if any, of the Offer Price over the per share exercise price of the applicable stock option by (ii) the number of Shares subject to the option, less any amounts required to be withheld pursuant to applicable law;

•

each outstanding stock appreciation right granted under an equity compensation plan or arrangement of the Company, whether or not exercisable or vested, will be canceled at the effective time of the Merger in exchange for a cash payment in an amount determined by multiplying (i) the excess, if any, of the Offer Price over the per share exercise price of the applicable stock appreciation right by (ii) the number of Shares subject to the stock appreciation right, less any amounts required to be withheld pursuant to applicable law; and

•

each outstanding restricted stock award granted under an equity compensation plan or arrangement of the Company, whether or not vested, will be cancelled at the effective time of the Merger in exchange for the Offer Price.

If you have a stock option or stock appreciation right with an exercise price equal to or greater than the Offer Price, you will not receive a payment, and the stock option or stock appreciation right will be canceled in accordance with its terms. Any payments to holders of stock options, stock appreciation rights or restricted stock will be made as promptly as reasonably practicable after the effective time of the Merger.

What is the market value of the Shares as of a recent date?

On October 3, 2011, the last full trading day before we announced execution of the Merger Agreement, the closing price of the Shares on The NASDAQ Global Select Market was $0.95 per Share. On October 17, 2011, the last full trading day before the date of this Offer to Purchase, the reported closing price of the Shares on The NASDAQ Global Select Market was $1.56. You should obtain current market quotations before deciding whether to tender your Shares.

What are the federal income tax consequences of exchanging Shares pursuant to the Offer or pursuant to the Merger?

In general, your exchange of Shares for cash pursuant to the Offer or pursuant to the Merger will be a taxable transaction for U.S. federal income tax purposes and generally will also be a taxable transaction under applicable state, local or foreign income or other tax laws. See Section 5 — “Material U.S. Federal Income Tax Considerations” for more information. We urge you to consult your tax advisor about the tax consequences to you of exchanging your Shares pursuant to the Offer or pursuant to the Merger in light of your particular circumstances.

Whom should you call if you have questions about the Offer?

You may call D. F. King & Co., Inc., the Information Agent for the Offer, if you have any questions regarding the Offer, including how to tender your Shares. See the back cover page of this Offer to Purchase for contact information.

To the Holders of Common Stock of A.C. Moore Arts & Crafts, Inc.:

INTRODUCTION

Sbar’s Acquisition Corporation (“Purchaser”), a Pennsylvania corporation and a wholly owned subsidiary of Nicole Crafts LLC (“Parent”), a Delaware limited liability company which is controlled by Adolfo “Pepe” Piperno, is offering to purchase all of the issued and outstanding shares of Common Stock, no par value (the “Shares”), of A.C. Moore Arts & Crafts, Inc., a Pennsylvania corporation (the “Company”), at a price of $1.60 per Share, to the sellers thereof in cash (the “Offer Price”) without interest thereof and less any required withholding taxes, upon the terms and subject to the conditions set forth in this Offer to Purchase, dated October 18, 2011 (the “Offer to Purchase”), and in the related Letter of Transmittal (which, together with any amendments or supplements hereto and thereto, collectively constitute the “Offer”).

The Offer is being made in connection with the Agreement and Plan of Merger, dated as of October 3, 2011 as amended as of October 17, 2011 (as it may be further amended from time to time the “Merger Agreement”), by and among Parent, Purchaser and the Company. Purchaser and Parent were formed solely in connection with the acquisition of the Company. The Merger Agreement provides, among other things, for the making of the Offer by Purchaser and further provides that, after completion of the Offer and subject to the satisfaction or waiver of certain conditions set forth in the Merger Agreement, Purchaser will be merged with and into the Company (the “Merger”), and the Company will continue as the Surviving Corporation and be a wholly owned subsidiary of Parent. The Merger is subject to certain conditions, including, if required by Pennsylvania law, the approval of the holders of a majority of the Shares. In certain circumstances, Purchaser, Parent and the Company have agreed to proceed with a one-step merger transaction if the Offer is not completed. See Section 13 — “The Merger Agreement” in this Offer to Purchase.

In the Merger, each outstanding Share (other than Shares held by the Company, owned by Parent or any of Parent’s subsidiaries, or held by a stockholder who has property exercised and perfected such holder’s demand for dissenters’ rights pursuant to Pennsylvania law, if available) will be converted into the right to receive $1.60 in cash, without interest (the “Merger Consideration”) and all such Shares will be automatically cancelled and cease to exist. The Merger Agreement is more fully described in Section 13 — “The Merger Agreement” in this Offer to Purchase, which also contains a discussion of the treatment of the outstanding stock options and stock appreciation rights relating to Shares.

Tendering stockholders who are record holders of their Shares and tender directly to Computershare Trust Company, N.A., the depositary for the Offer (the “Depositary”), will not be obligated to pay brokerage fees or commissions or, except as set forth in the Letter of Transmittal, transfer taxes on the purchase of Shares by Purchaser pursuant to the Offer. Stockholders who hold their Shares through a broker, bank or other nominee should consult such institution as to whether it charges any service fees. Purchaser will not pay any such fees but will pay all charges and expenses of the Depositary and D. F. King & Co., Inc. (the “Information Agent”) for their respective services in connection with the Offer and the Merger. See Section 18 — “Fees and Expenses” in this Offer to Purchase.

At a meeting held on October 3, 2011, the Company’s Board of Directors, after careful consideration, and following the recommendation of the special committee, unanimously: (i) determined that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are fair to and in the best interests of the Company’s stockholders; (ii) approved the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger; and (iii) recommended that the Company’s stockholders accept the Offer, tender their Shares to Purchaser in the Offer and, if required by Pennsylvania law, vote to approve and adopt the Merger Agreement and approve the Merger.

Parent has been advised by the Company that, to the knowledge of the Company after reasonable inquiry, all of the Company’s executive officers and directors currently intend (i) to tender or cause to be tendered all Shares held of record or beneficially owned by them pursuant to the Offer other than Shares, if any, that such person may have an unexercised right to purchase or receive by exercising stock options or stock appreciation rights; and (ii) to vote all Shares held of record or beneficially owned by them in favor of the Merger.

The Company has advised Purchaser that Janney Montgomery Scott LLC (“Janney”), the Company’s financial advisor, delivered to the Special Committee of the Board of Directors of the Company its oral opinion, dated October 3, 2011, which opinion was subsequently confirmed in writing, to the effect that, as of the date of the opinion and based upon and subject to the assumptions made, matters considered and limitations on the scope of review undertaken by Janney as set forth therein, the Offer Price or the Merger Consideration, as applicable, to be received by holders of Shares pursuant to the Offer and the Merger was fair, from a financial point of view, to such holders. The full text of Janney’s written opinion dated October 3, 2011, which describes the assumptions made, procedures followed, matters considered and limitations on the opinion and scope of review undertaken by Janney in rendering its opinion, is included as Annex I to the Company’s Solicitation/Recommendation Statement on Schedule 14D-9 (together with all amendments and supplements thereto, the “Schedule 14D-9”) which will be filed by the Company with the SEC and mailed to the Company’s stockholders with this Offer to Purchase. Janney provided its opinion to the Company’s Special Committee of the Board of Directors in connection with and for the purpose of its evaluation of the Offer and the Merger. Janney’s opinion does not constitute a recommendation to any stockholder of the Company as to whether such stockholder should tender such stockholder’s Shares into the Offer or how such stockholder should vote with respect to the Offer and the Merger or any other matter.

The Offer is subject to a number of conditions as set forth in the Merger Agreement, including: (i) that there has been validly tendered and not withdrawn prior to the Expiration Date of the Offer that number of shares of Company Common Stock that would represent at least 70.7% of the total outstanding shares of Company Common Stock on a Fully-Diluted Basis (the “Minimum Condition”); (ii) the receipt of proceeds by Parent under a debt commitment letter from Wells Fargo (or the receipt of alternative financing from alternative sources on terms and conditions that are not materially less favorable to Parent), or the receipt of confirmation from such financing sources (or alternative financing sources) that the financing (or alternative financing) will be available in an amount sufficient to complete the Offer and Merger (the “Financing Proceeds Condition”); and (iii) other customary conditions. See Section 15 — “Conditions to Purchaser’s Obligations” and Section 16 — “Certain Regulatory and Legal Matters” in this Offer to Purchase.

The Company has advised Parent and Purchaser that as of October 3, 2011, there were 25,428,753 Shares issued and outstanding. Additionally, the Company has advised Parent and Purchaser that as of October 3, 2011, there were 2,734,190 Shares reserved for issuance upon the exercise of outstanding employee stock options and stock appreciation rights. All of the outstanding employee stock options have an exercise price greater than the Offer Price. Assuming full exercise of vested stock appreciation with an exercise price less than the Offer Price, as of October 3, 2011, the stock appreciation rights were exercisable into 8,485 Shares. As of the date hereof, neither Parent nor Purchaser currently beneficially owns any Shares. Based on the foregoing, Purchaser believes that as of October 3, 2011, the number of Shares required to meet the Minimum Condition would have been approximately 17,984,128 Shares.

Following the Offer Closing until the Effective Time of the Merger, Parent has agreed to use its commercially reasonable efforts to cause the Company’s Board of Directors to have at least three members who were each directors of the Company on the date the Merger Agreement was entered into (the “Continuing Directors”). Following the Offer Closing until the Effective Time of the Merger, the affirmative vote of the Continuing Directors will be required for the Company to authorize any termination of the Merger Agreement by the Company, any amendment of the Merger Agreement requiring action by the Company’s Board of Directors or to effect certain other actions related to or in connection with the Merger. Following the effective time of the Merger, the directors of Purchaser will be the directors of the Company.

Purchaser currently intends, as soon as possible after the consummation of the Offer, to consummate the Merger pursuant to the Merger Agreement. Under Pennsylvania law, if Purchaser acquires, pursuant to the Offer or otherwise, at least 80% of the outstanding Shares, Purchaser believes it would be able to effect the Merger under the short-form merger provisions of Pennsylvania law without a vote of the Company’s stockholders. If Purchaser does not acquire at least 80% of the outstanding Shares (including pursuant to the “top-up” option described in Section 13 — “The Merger Agreement”), Purchaser will have to seek approval of the Merger Agreement and the Merger by the Company’s stockholders. Such approval of the Merger Agreement and the Merger would require the approval of a majority of the votes cast by the stockholders of the Company. Assuming the Minimum Condition and the other conditions to the Offer are satisfied, upon consummation of the Offer, Purchaser would own sufficient Shares to enable Purchaser, without the affirmative vote of any other of the Company’s stockholders, to satisfy the stockholder approval requirement to approve the Merger Agreement and the Merger. See Section 13 — “The Merger Agreement” in this Offer to Purchase.

In certain circumstances, Purchaser, Parent and the Company have agreed to proceed with a one-step merger transaction if the Offer is not completed. If a Tender Offer Condition has not been satisfied or waived as of a then-scheduled Expiration Date, Purchase, Parent and Company, under certain circumstances, each have the right to cause the termination of the Offering to pursue a one-step merger transaction of the Company with and into Purchaser.

This Offer to Purchase, the Letter of Transmittal and the Letter of Instruction contain important information, and you should carefully read them in their entirety before you make any decision with respect to the Offer.

THE TENDER OFFER

1.    Terms of the Offer.

Upon the terms and subject to the conditions set forth in the Offer (including, if the Offer is extended or amended, the terms and conditions of any extension or amendment), Purchaser will accept for payment and pay for all Shares validly tendered and not withdrawn on or prior to the Expiration Date. See Section 3 — “Procedures for Accepting the Offer and Tendering Shares” in this Offer to Purchase. The term “Expiration Date” means 12:00 midnight, New York City time, at the end of Wednesday, November 16, 2011, unless Purchaser shall have extended the period of time for which the Offer is open, in which event the term “Expiration Date” shall mean the latest time and date at which the Offer, as so extended by Purchaser, shall expire.

Purchaser shall (i) extend the Offer for any period required by any rule, regulation, interpretation or position of the SEC, the SEC staff or NASDAQ applicable to the Offer or any period required by applicable law and (ii) if any of the conditions to the Offer set forth in the Merger Agreement are not satisfied or waived on any scheduled Expiration Date, extend the Offer for one or more periods (each in the reasonable judgment of Purchaser) for such periods of up to five business days at a time (or such other period as shall be consented to in writing by the Company) until all such conditions of the Offer are satisfied or waived, but not later than December 30, 2011. However, if the Proxy Statement Clearance Date has occurred, Purchaser is under no obligation to extend the Offer, but shall, subject to the Merger Agreement, pursue a one-step merger transaction. Notwithstanding the foregoing, Purchaser’s ability or obligation to extend the Offer is subject to the parties’ rights to terminate the Merger Agreement in accordance with its terms.

During any such extension, all Shares previously tendered and not validly withdrawn will remain subject to the Offer and subject to your right to withdraw your Shares. Stockholders of the Company may withdraw their Shares previously tendered at any time prior to the Expiration Date. See Section 4 — “Withdrawal Rights” in this Offer to Purchase.

For purposes of the Offer, a “business day” means any day other than a Saturday, Sunday or a U.S. federal holiday and consists of the time period from 12:01 a.m. through 12:00 midnight, New York City time.

Subject to the provisions of the Merger Agreement and the applicable rules and regulation of the SEC, Purchaser expressly reserves the right to waive any condition to the Offer and to make any change to the terms and conditions of the Offer Price; provided that, pursuant to the Merger Agreement, without the prior written consent of the Company, (i) the Minimum Condition may not be waived or amended and (ii) no change may be made that changes the form of consideration to be paid pursuant to the Offer, decreases the Offer Price or the number of Shares sought in the Offer, imposes conditions to the Offer in addition to those set forth in, or modifies the conditions set forth in, Annex A to the Merger Agreement, which are summarized in Section 15 — “Conditions to Purchaser’s Obligations” in this Offer to Purchase, makes any changes in the Offer that would require an extension or delay of the then-current Expiration Date, or amends or modifies any other term of the Offer in any manner adverse to the holders of Shares.

The Offer is conditioned upon satisfaction of the Minimum Condition. The Offer is also subject to other customary conditions set forth in the Merger Agreement. See Section 15 — “Conditions to Purchaser’s Obligations” in this Offer to Purchase. Purchaser may terminate the Offer without purchasing any Shares if certain events described in Section 15 occur.

If Purchaser extends the Offer, is delayed in its acceptance for payment of Shares or is unable to accept Shares for payment pursuant to the Offer for any reason, then, without prejudice to Purchaser’s rights under the Offer, the Depositary may, nevertheless, on behalf of Purchaser, retain tendered Shares, and those Shares may not be withdrawn except to the extent that tendering stockholders are entitled to withdrawal rights as described under Section 4 — “Withdrawal Rights” in this Offer to Purchase. However, Purchaser’s right to delay payment for any Shares or not to pay for any Shares theretofore accepted for payment is subject to the applicable rules and regulations of the SEC, including Rule 14e-1(c) under the Exchange Act relating to Purchaser’s obligation to pay for or return tendered Shares promptly after the termination or withdrawal of the Offer.

Any extension of the period during which the Offer is open, delay in payment or in acceptance for payment, termination or amendment of the Offer, will be followed as promptly as practicable by a public announcement thereof. Such an announcement in the case of an extension will be issued not later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date in accordance with the public announcement requirements of Rules 14d-4(d) and 14e-1(d) under the Exchange Act. Without limiting the manner in which Parent or Purchaser may choose to make any public announcement, neither Parent nor Purchaser will have any obligation (except as otherwise required by applicable law) to publish, advertise or otherwise communicate any such public announcement other than by making a release to the Dow Jones News Service.

If Purchaser makes a material change in the terms of the Offer or the information concerning the Offer or if it waives a material condition of the Offer, Purchaser will disseminate additional tender offer materials and extend the Offer if and to the extent required by Rules 14d-4(d), 14d-6(c) and 14e-1 under the Exchange Act (which require that material changes be promptly disseminated to stockholders in a manner reasonably designed to inform them of such changes) or otherwise. The minimum period during which an offer must remain open following material changes in the terms of the Offer or information concerning the Offer, other than a change in price or a change in percentage of securities sought, will depend upon the facts and circumstances, including the relative materiality of the terms or information changes. In the SEC’s view, an offer should remain open for a minimum of five business days from the date the material change is first published, sent or given to stockholders, and with respect to a change in price or a change in percentage of securities sought, a minimum ten business day period is generally required to allow for adequate dissemination to stockholders and investor response.

The Company has provided Purchaser with the Company’s list of stockholders and security position listings for the purpose of disseminating the Offer to holders of Shares. This Offer to Purchase, the related Letter of Transmittal and other relevant materials will be mailed to stockholders of record of the Company and will be furnished to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the list of stockholders or, if applicable, are listed as participants in a clearing agency’s security position listing for subsequent transmittal to beneficial owners of Shares.

2.    Acceptance for Payment and Payment for Shares.

Upon the terms and subject to the conditions to the Offer (including, if Purchaser extends or amends the Offer, the terms and conditions of the Offer as so extended or amended) and the applicable regulations of the SEC, Purchaser will accept for payment and pay for all Shares validly tendered and not withdrawn prior to the Expiration Date promptly after the Expiration Date and the satisfaction or waiver of the conditions to the Offer set forth in Section 15 — “Conditions to Purchaser’s Obligations” (the date of such acceptance for payment, the “Acceptance Date”). Subject to the terms of the Merger Agreement and compliance with Rule 14e-1(c) under the Exchange Act, Purchaser expressly reserves the right to delay acceptance for payment of, and thereby delay payment for, Shares until satisfaction of all conditions to the Offer relating to governmental or regulatory approvals.

If, prior to the Expiration Date, Purchaser increases the Offer Price, Purchaser will pay the increased Offer Price to all stockholders of the Company from whom Purchaser purchases Shares in the Offer, whether such Shares were tendered before or after the increase in price. As of the date of this Offer to Purchase, Purchaser has no intention to increase the Offer Price. Under no circumstances will Purchaser pay interest on the Offer Price paid for Shares pursuant to the Offer, regardless of any delay in making such payment.

For information with respect to approvals that the Company and Purchaser are required to obtain prior to the completion of the Offer, see Section 16 — “Certain Regulatory and Legal Matters.”

In all cases, Purchaser will pay for Shares purchased in the Offer only after timely receipt by the Depositary of (a) certificates representing the Shares (“Share Certificates”) or timely confirmation (a “Book-Entry Confirmation”)

of the book-entry transfer of the Shares into the Depositary’s account at The Depository Trust Company (the “Book-Entry Transfer Facility”) pursuant to the procedures set forth in Section 3 — “Procedures for Accepting the Offer and Tendering Shares”; (b) the appropriate Letter of Transmittal, properly completed and duly executed, with any required signature guarantees or an Agent’s Message (as defined below) in connection with a book-entry transfer; and (c) any other documents that the related Letter of Transmittal requires.

An “Agent’s Message” means a message transmitted by the Book-Entry Transfer Facility to, and received by, the Depositary and forming a part of a Book-Entry Confirmation, which message states that the Book-Entry Transfer Facility has received an express acknowledgment from the participant in the Book-Entry Transfer Facility tendering the Shares that are the subject of the Book-Entry Confirmation, that the participant has received and agrees to be bound by the terms of the Letter of Transmittal, and that Purchaser may enforce that agreement against the participant.

For purposes of the Offer, Purchaser will be deemed to have accepted for payment and purchased all Shares validly tendered and not withdrawn, if and when Purchaser gives oral or written notice to the Depositary of its acceptance of the Shares for payment pursuant to the Offer. In all cases, upon the terms and subject to the conditions to the Offer, payment for Shares purchased pursuant to the Offer will be made by deposit of the purchase price for the Shares with the Depositary, which will act as agent for tendering stockholders of the Company for the purpose of receiving payment from Purchaser and transmitting payment to validly tendering stockholders of the Company.

If Purchaser does not purchase any tendered Shares pursuant to the Offer for any reason, or if you submit Share Certificates representing more Shares than you wish to tender, Purchaser will return Share Certificates representing unpurchased or untendered Shares, without expense to you (or, in the case of Shares delivered by book-entry transfer into the Depositary’s account at the Book-Entry Transfer Facility pursuant to the procedures set forth in Section 3 — “Procedures for Accepting the Offer and Tendering Shares,” Shares will be credited to an account maintained within the Book-Entry Transfer Facility), as promptly as practicable following the expiration, termination or withdrawal of the Offer.

Purchaser reserves the right to transfer or assign, in whole or from time to time in part, to one or more of our affiliates the right to purchase Shares tendered pursuant to the Offer, but any such transfer or assignment will not relieve Purchaser of its obligations under the Offer or prejudice your rights to receive payment for Shares validly tendered and accepted for payment.

3.    Procedures for Accepting the Offer and Tendering Shares.

Valid Tenders. For Shares to be validly tendered pursuant to the Offer, a properly completed and duly executed Letter of Transmittal, with any required signature guarantees and all other required documents, or an Agent’s Message in the case of a book entry transfer, must be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase on or prior to the Expiration Date. In addition, either (i) Share Certificates must be received by the Depositary or such Shares must be tendered pursuant to the procedure for book-entry transfer set forth below, and a Book-Entry Confirmation must be received by the Depositary, in each case on or prior to the Expiration Date, or (ii) the tendering stockholder must comply with the guaranteed delivery procedure set forth below. No alternative, conditional or contingent tenders will be accepted.

The method of delivery of the Letter of Transmittal, the Share Certificates and all other required documents, including delivery through DTC, is at your option and sole risk, and delivery will be considered made only when actually received by the Depositary (including, in the case of a book-entry transfer, by Book-Entry Confirmation). If delivery is by mail, we recommend that such Share Certificates and documents be sent by registered mail, properly insured, with return receipt requested. In all cases, you should allow sufficient time to ensure timely delivery prior to the Expiration Date.

The tender of Shares pursuant to any one of the procedures described above will constitute your acceptance of the terms and conditions of the Offer (and if the Offer is extended or amended, the terms and conditions of any such extension or amendment), as well as your representation and warranty that (i) you own the Shares being tendered within the meaning of Rule 14e-4 under the Exchange Act, (ii) the tender of such Shares complies with Rule 14e-4 under the Exchange Act, (iii) you have the full power and authority to tender, sell, assign and transfer the Shares tendered, as specified in the Letter of Transmittal, (iv) you are the registered owner of the Shares, the Share Certificates have been endorsed to you in blank, or you are a participant in DTC whose name appears on a security position listing you as the owner of the Shares and (v) when the tendered Shares are accepted for payment by Purchaser, Purchaser will acquire good, marketable and unencumbered title to the Shares, free and clear of all liens, restrictions, charges and encumbrances and the Shares will not be subject to any adverse claims. Purchaser’s acceptance for payment of Shares tendered by you pursuant to the Offer will constitute a binding agreement between Purchaser and you upon the terms and subject to the conditions of the Offer.

Book-Entry Transfer. The Depositary will make a request to establish an account with respect to Shares at DTC for purposes of the Offer within two business days after the date of this Offer to Purchase. Any financial institution that is a participant in the system of DTC may make book-entry transfer of Shares by causing DTC to transfer the Shares into the Depositary’s account at DTC in accordance with DTC’s procedures. However, although Shares may be delivered through book-entry transfer into the Depositary’s account at DTC, the Depositary must receive on or before the Expiration Date the Letter of Transmittal, properly completed and signed, with any required signature guarantees, or an Agent’s Message in connection with a book-entry transfer, and any other required documents, at one of its addresses set forth on the back cover of this Offer to Purchase, or you must comply with the guaranteed delivery procedure set forth below. Delivery of documents to the Book-Entry Transfer Facility does not constitute delivery to the Depositary.

Signature Guarantees. A bank, broker, dealer, credit union, savings association or other entity that is a member in good standing of the Security Transfer Agents Medallion Program, the New York Stock Exchange Medallion Signature Program, the Stock Exchanges Medallion Program or any other “eligible guarantor institution” (as defined in Rule 17Ad-15 under the Exchange Act) (each, an “Eligible Institution” and collectively “Eligible Institutions”) must guarantee signatures on all Letters of Transmittal, unless the Shares tendered are tendered (a) by a registered holder of Shares that has not completed either the box labeled “Special Payment Instructions” or the box labeled “Special Delivery Instructions” in the Letter of Transmittal or (b) for the account of an Eligible Institution. See the Instructions to the Letter of Transmittal for further details.

If Share Certificates are registered in the name of a person other than the signer of the Letter of Transmittal, or if payment is to be made to, or Share Certificates for unpurchased Shares are to be issued or returned to, a person other than the registered holder, then the tendered Share Certificates must be endorsed or accompanied by appropriate stock powers, signed exactly as the name or names of the registered holder or holders appear on Share Certificates, with the signatures on the Share Certificates or stock powers guaranteed by an Eligible Institution as provided in the Letter of Transmittal. See the Instructions to the Letter of Transmittal.

If Share Certificates are forwarded separately to the Depositary, a properly completed and duly executed Letter of Transmittal must accompany each delivery of Share Certificates.

Guaranteed Delivery. If you want to tender Shares in the Offer and your Share Certificates are not immediately available or time will not permit all required documents to reach the Depositary on or before the Expiration Date or the procedures for book-entry transfer cannot be completed on time, your Shares may nevertheless be tendered if you comply with all of the following guaranteed delivery procedures:

•	your tender is made by or through an Eligible Institution;

•

the Depositary receives, as described below, a properly completed and signed Notice of Guaranteed Delivery on or before the Expiration Date, substantially in the form provided by Purchaser with the Offer to Purchase;

•

the Depositary receives the Share Certificates evidencing all physically delivered Shares in proper form for transfer (or a Book-Entry Confirmation with respect to such Shares) together with a properly completed and duly executed Letter of Transmittal, with any required signature guarantees (or, in the case of a book-entry transfer, an Agent’s Message) and any other documents required by the Letter of Transmittal within three NASDAQ Global Select Market trading days after the date of execution of the Notice of Guaranteed Delivery.

Delivery of the Notice of Guaranteed Delivery may be made by mail or facsimile transmission to the Depositary. The Notice of Guaranteed Delivery must include a guarantee by an Eligible Institution in the form set forth in the Notice of Guaranteed Delivery.

Notwithstanding any other provision of the Offer, Purchaser will pay for Shares only after timely receipt by the Depositary of Share Certificates for, or Book-Entry Confirmation with respect to, the Shares, a properly completed and duly executed Letter of Transmittal, together with any required signature guarantees (or, in the case of a book-entry transfer, an Agent’s Message) and any other documents required by the Letter of Transmittal. Accordingly, payment might not be made to all tendering stockholders of the Company at the same time, and will depend upon when the Depositary receives Share Certificates or Book-Entry Confirmation that the Shares have been transferred into the Depositary’s account at a Book-Entry Transfer Facility.

Pursuant to the Merger Agreement, Shares tendered by a Notice of Guaranteed Delivery will not be counted by Purchaser in determining whether the Minimum Condition has been satisfied until the shares have been delivered pursuant to such procedures. Therefore it is preferable for shares to be tendered by the other methods described herein.

U.S. Federal Income Tax Backup Withholding. Under U.S. federal income tax law, the Depositary may be required to withhold and pay over to the U.S. Internal Revenue Service (the “IRS”) a portion of the amount of any payments made pursuant to the Offer. To avoid backup withholding, a stockholder of the Company must provide the Depositary with (i) the stockholder’s correct social security number or other taxpayer identification number (collectively, “TIN”) and certify under penalties of perjury that the TIN is correct and that the stockholder is not subject to backup withholding by completing the Substitute Form W-9 included in the Letter of Transmittal, or (ii) if applicable, an adequate basis for exemption. If a stockholder does not provide the stockholder’s correct TIN, the certifications described above or an adequate basis for exemption, the IRS may impose a penalty on the stockholder, and any payment made to the stockholder pursuant to the Offer may be subject to backup withholding at a current rate of 28%. All stockholders of the Company surrendering Shares pursuant to the Offer that are U.S. persons should complete and sign the Substitute Form W-9 included in the Letter of Transmittal to provide the information and certifications necessary to avoid backup withholding or otherwise establish a basis for exemption. Certain stockholders of the Company (including, among others, corporations) are not subject to backup withholding. All stockholders of the Company surrendering Shares pursuant to the Offer that are not U.S. persons may be able to establish an exemption from backup withholding by submitting an appropriate complete and executed IRS Form W-8 and should consult with their respective tax advisors as to possible qualification for exemption from withholding and the procedure for obtaining any such exemption from withholding.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules from payments made to a stockholder of the Company may be refunded or credited against the stockholder’s U.S. federal income tax liability, if any, provided that the required information is furnished to the IRS.

Appointment as Proxy. By executing the Letter of Transmittal or in the case of a book-entry transfer, an Agent’s Message in lieu of a Letter of Transmittal, you irrevocably appoint Purchaser, its officer and designees, and each of them, as your attorneys-in-fact and proxies, each with full power of substitution and re-substitution, to vote in the manner set forth in the Letter of Transmittal, to the full extent of your rights with respect to Shares that you tender and that Purchaser accepts for payment and with respect to any and all other Shares and other securities or rights issued or issuable in respect of those Shares on or after the date of this Offer to Purchase. All such powers of attorney and proxies will be considered irrevocable and coupled with an interest in the tendered Shares. This appointment will be effective only when Purchaser accepts your Shares for payment in accordance with the terms of the Offer. Upon acceptance for payment, all other powers of attorney and proxies or consents given by you with respect to your Shares and other securities or rights prior to such payment will be revoked, without further action, and no subsequent powers of attorney and proxies or consents may be given by you (and, if given, will not be deemed effective). Purchaser or Purchaser’s designees will, with respect to the Shares and other securities and rights for which the appointment is effective, be empowered to exercise all your voting and other rights as they, in their sole discretion, may deem proper at any annual or special meeting of stockholders of the Company, or any adjournment or postponement thereof, or by consent in lieu of any such meeting of stockholders of the Company or otherwise. In order for Shares to be deemed validly tendered, immediately upon the acceptance for payment of such Shares, Purchaser or its designee must be able to exercise full voting rights with respect to such Shares and other related securities.

Determination of Validity. All questions as to the validity, form, eligibility (including time of receipt) and acceptance for payment of any tender of Shares will be determined by Purchaser, in its sole discretion, which determination shall be final and binding on all parties, subject to such parties’ disputing such determination in a court of competent jurisdiction. Purchaser reserves the absolute right to reject any and all tenders determined by it not to be in proper form or the acceptance for payment of which may, in the opinion of Purchaser, be unlawful. Purchaser also reserves the absolute right to waive any defect or irregularity in the tender of any Shares of any particular stockholder, whether or not similar defects or irregularities are waived in the case of other stockholders. No tender of Shares will be deemed to have been validly made until all defects and irregularities have been cured or waived to the satisfaction of Purchaser. None of Parent, Purchaser or any of their respective affiliates or assigns, the Depositary, the Information Agent or any other person or entity will be under any duty to give any notification of any defects or irregularities in tenders or incur any liability for failure to give any such notification.

Shares held through the Company’s 401(k) Plan. If you beneficially hold your Shares under the Company’s 401(k) Plan, you must complete and sign the enclosed Letter of Instruction. The Letter of Instruction instructs the 401(k) Plan trustee to tender your Shares in the Offer. The Letter of Instruction must be delivered to the Record Keeper sufficiently in advance of the Expiration Date (and in any event not later than three (3) business days prior to the Expiration Date) to enable the Record Keeper and 401(k) Plan trustee to comply with the instructions contained therein. Detailed instructions are contained in the Letter of Instruction. Purchaser assumes no responsibility for the actions of the 401(k) Plan trustee.

4.    Withdrawal Rights.

You may withdraw Shares that you have previously tendered in the Offer at any time on or before the Expiration Date (including any extension of such date), and, unless theretofore accepted for payment as provided in this Offer to Purchase, you may also withdraw such Shares at any time after December 17, 2011, unless Purchaser accepts them for payment.

If, for any reason, acceptance for payment of any Shares tendered in the Offer is delayed, or Purchaser is unable to accept for payment or pay for Shares tendered in the Offer, then, without prejudice to Purchaser’s rights set forth in this Offer to Purchase, the Depositary may, nevertheless, on Purchaser’s behalf, retain Shares that you have tendered, and you may not withdraw your Shares, except to the extent that you are entitled to and duly exercise withdrawal rights as described in this Section 4 — “Withdrawal Rights.” Any such delay will be by an extension of the Offer to the extent required by applicable law and the regulations of the SEC.

In order for your withdrawal to be effective, you must deliver a written notice of withdrawal to the Depositary at its address set forth on the back cover of this Offer to Purchase. Any such notice of withdrawal must specify your name, the number of Shares that you wish to withdraw, and (if Share Certificates have been tendered) the name of the registered holder of Shares as shown on the Share Certificates, if different from your name. If Share Certificates have been delivered or otherwise identified to the Depositary, then, prior to the physical release of Share Certificates, you must submit the serial numbers shown on the particular Share Certificates evidencing Shares to be withdrawn and an Eligible Institution must Medallion guarantee the signature on the notice of withdrawal, except in the case of Shares tendered for the account of an Eligible Institution. If Shares have been tendered pursuant to the procedures for book-entry transfer set forth in Section 3 — “Procedures for Accepting the Offer and Tendering Shares,” the notice of withdrawal must specify the name and number of the account at the Book-Entry Transfer Facility to be credited with the withdrawn Shares, in which case a notice of withdrawal will be effective if delivered to the Depositary by any method of delivery described in the first sentence of this paragraph. You may not rescind a withdrawal of Shares. Any Shares that you withdraw will be considered not validly tendered for purposes of the Offer, but you may tender your Shares again at any time before the Expiration Date by following any of the procedures described in Section 3 — “Procedures for Accepting the Offer and Tendering Shares.”

If you tendered Shares under the Company’s 401(k) Plan by giving instructions to the Record Keeper, you must deliver updated instructions to the Record Keeper. Such instructions must provide sufficient notice in advance of the Expiration Date (and in any event not later than three (3) business days prior to the Expiration Date) to enable the Record Keeper and 401(k) Plan trustee to comply with the instructions contained therein.

All questions as to the form and validity (including time of receipt) of any notice of withdrawal will be determined by Purchaser, in its sole discretion, whose determination will be final and binding, subject to the dispute of such determination in a court of competent jurisdiction. None of Parent, Purchaser or any of their respective affiliates or assigns, the Depositary, the Information Agent or any other person or entity will be under any duty to give any notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give any such notification.

5.    Material U.S. Federal Income Tax Consequences.

The following sets forth the material U.S. federal income tax consequences of the Offer and the Merger to holders whose Shares are purchased for cash pursuant to the Offer or whose Shares are converted to cash pursuant to the Merger. This discussion does not describe all of the U.S. federal income tax consequences that may be relevant to a holder in light of its particular circumstances or to holders subject to special treatment under the U.S. federal income tax laws (including, without limitation, insurance companies, dealers in securities or currencies, traders in securities who elect the mark-to-market method of accounting for their securities, U.S. holders (as defined below) whose functional currency is not the U.S. dollar, tax-exempt organizations, holders subject to the U.S. federal alternative minimum tax, financial institutions, regulated investment companies, mutual funds, partnerships, S corporations or other pass through entities, controlled foreign corporations, passive foreign investment companies, certain expatriates, corporations that accumulate earnings to avoid U.S. federal income tax, holders who hold Shares as part of a hedge, straddle, constructive sale or conversion transaction, or holders who acquired their Shares through the exercise of employee stock options or other compensation arrangements).

The U.S. federal income tax consequences set forth below are based upon the Internal Revenue Code of 1986, as amended (the “Code”), applicable U.S. Treasury Regulations, court decisions, and rulings and pronouncements of the Internal Revenue Service (the “IRS”) all as in effect on the date hereof and, all of which are subject to change, possibly on a retroactive basis. We have not sought any ruling from the IRS with respect to statements made and conclusions reached in this discussion, and there can be no assurance that the IRS will agree with such statements and conclusions.

As used herein, the term “U.S. holder” means a beneficial owner of Shares, that is, for U.S. federal income tax purposes:

•	an individual who is a citizen or resident of the United States;

•	a corporation, or other entity taxable as a corporation for U.S. federal income tax purposes, created or organized in or under the laws of the United States or any political subdivision thereof;

•

a trust if it (1) is subject to the primary supervision of a court within the United States and one or more U.S. persons have the authority to control all substantial decisions of the trust or (2) has a valid election in effect under applicable U.S. Treasury Regulations to be treated as a U.S. person; or

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source.

As used herein, the term “non-U.S. holder” means a beneficial owner of Shares that is neither a U.S. holder nor a partnership or an entity treated as a partnership for U.S. federal income tax purposes.

If a partnership (including any entity treated as a partnership for U.S. federal income purposes) is a beneficial owner of Shares, the tax treatment of a partner in the partnership generally will depend upon the status of the partner and the activities of the partnership. A beneficial owner that is a partnership and partners in such a partnership should consult their tax advisors about the U.S. federal income tax consequences of the Offer and the Merger.

This discussion assumes that a holder holds the Shares as a capital asset within the meaning of Section 1221 of the Code (generally, property held for investment). This summary does not address any tax consequences under any state, local or foreign laws or U.S. federal laws other than those pertaining to the U.S. federal income tax that may apply to holders.

Holders are urged to consult their own tax advisors with respect to the application of the U.S. federal income tax laws to their particular situations as well as any tax consequences arising under the U.S. federal estate or gift tax rules or under the laws of any state, local or foreign taxing jurisdiction or under any applicable tax treaty.

U.S. Holders

Offer and Merger Consideration

The receipt of cash for Shares pursuant to the Offer or the Merger by U.S. holders will be a taxable transaction for U.S. federal income tax purposes (and may also be a taxable transaction under applicable state, local and foreign tax laws). In general, for U.S. federal income tax purposes, a U.S. holder of Shares will recognize capital gain or loss equal to the difference between:

•	the amount of cash received in exchange for such Shares pursuant to the Offer or the Merger, and

•	the U.S. holder’s adjusted tax basis in such Shares.

If the U.S. holder’s holding period in the Shares surrendered pursuant to the Offer or the Merger is greater than one year as of the date of the sale of the Shares pursuant to the Offer or the date of the Merger, as applicable, the gain or loss will be long-term capital gain or loss. The deductibility of a capital loss recognized on the exchange is subject to limitations under the Code. If a U.S. holder acquired different blocks of Shares at different times and different prices, such holder must determine its adjusted tax basis and holding period separately with respect to each block of Shares.

Backup Withholding and Information Reporting

Generally, U.S. holders will be subject to information reporting on the cash received in the Offer or Merger unless such U.S. holder is a corporation or other exempt recipient. See Section 3 — “Procedures for Accepting the Offer and Tendering Shares” in this Offer to Purchase. In addition, unless a U.S. holder is a corporation or other exempt recipient, backup withholding (currently at a rate of 28%) may apply with respect to the amount of cash received if the U.S. holder:

•	fails to furnish a TIN within a reasonable time after a request therefore;

•	furnishes an incorrect TIN;

•	is notified by the IRS that it failed to report interest or dividends properly; or

•	fails, under certain circumstances, to provide a certified statement, signed under penalty of perjury, that the TIN provided is correct and that such U.S. holder is not subject to backup withholding.

Backup withholding is not an additional tax. Any amount withheld from a payment to a U.S. holder under these rules will be allowed as a credit against such holder’s U.S. federal income tax liability and may entitle such holder to a refund, provided that the required information is furnished to the IRS in a timely manner.

Certain penalties apply for failure to furnish correct information and for failure to include reportable payments in income. Each holder should consult with such holder’s own tax advisor as to such holder’s qualification for exemption from backup withholding and the procedure for obtaining such exemption. Tendering holders of Shares, that are U.S. persons, may be able to prevent backup withholding by completing the Substitute Form W-9 included in the Letter of Transmittal.

Non-U.S. Holders

Offer and Merger Consideration

Non-U.S. holders generally will not be subject to U.S. federal income tax on any gain realized on the disposition of Shares pursuant to the Offer or Merger unless:

•

the gain is effectively connected with a trade or business of the non-U.S. holder in the United States (and, if required by an applicable income tax treaty, is attributable to a U.S. permanent establishment of the non-U.S. holder);

•	the non-U.S. holder is an individual who is present in the United States for 183 days or more in the taxable year of that disposition, and certain other conditions are met; or

•

we are or have been a “United States real property holding corporation” for U.S. federal income tax purposes and the non-U.S. holder owned more than 5% of the Shares at any time during the shorter of the non-U.S. holder’s holding period in such Shares and the five years preceding the Offer or Merger, as applicable.

We believe we are not, have not been and do not anticipate becoming a “United States real property holding corporation” for U.S. federal income tax purposes.

An individual non-U.S. holder described in the first bullet point immediately above will be subject to tax on the net gain derived from the Offer or Merger as if it were a U.S. holder. If a non-U.S. holder that is a foreign corporation falls under the first bullet point immediately above, it will be subject to tax on its net gain in the same manner as if it were a U.S. person (as defined under the Code) and, in addition, may be subject to the “branch profits tax” on its earnings that are effectively connected with its United States trade or business, including earnings from the Shares. The “branch profits tax” is 30% but may be reduced or eliminated by an applicable income tax treaty. An individual non-U.S. holder described in the second bullet point immediately above will be subject to a flat 30% tax on the gain derived from the Offer or Merger, which may be offset by U.S. source capital losses, even though the individual is not considered a resident of the United States.

Backup Withholding and Information Reporting

The payment of the Offer or Merger proceeds to a non-U.S. holder is generally not subject to information reporting if the beneficial owner certifies the owner’s non-U.S. status under penalties of perjury (i.e., by providing the appropriate properly executed IRS Form W-8), or otherwise establishes an exemption. Backup withholding (currently at a rate of 28%) is required only on payments that are subject to the information reporting requirements, discussed above, and only if other requirements are satisfied. Backup withholding is not an additional tax. Any amount withheld from a payment to a non-U.S. holder under these rules will be allowed as a credit against such holder’s U.S. federal income tax liability and may entitle such holder to a refund, provided that the required information is furnished timely to the IRS.

6.    Price Range of Shares; Dividends on the Shares.

The Shares currently trade on The NASDAQ Global Select Market under the symbol “ACMR.” The following table sets forth the high and low sales prices per Share for the periods indicated, as reported in published financial sources.

	High	Low
Fiscal Year Ended January 2, 2010:
First Quarter	$2.68	$1.00
Second Quarter	4.38	1.87
Third Quarter	4.21	2.85
Fourth Quarter	5.63	2.29
Fiscal Year Ended January 1, 2011:
First Quarter	$3.62	$2.41
Second Quarter	4.20	2.06
Third Quarter	2.69	1.71
Fourth Quarter	2.90	1.82
Fiscal Year Ending December 31, 2011:
First Quarter	$3.56	$2.12
Second Quarter	2.94	2.27
Third Quarter	2.48	1.03
Fourth Quarter (through October 17, 2011)	1.57	0.94

On October 3, 2011, the last full day of trading before the public announcement of the execution of the Merger Agreement, the reported closing price of the Shares was $0.95 per Share. On October 17, 2011, the last trading day before the date of this Offer to Purchase, the reported closing price of the Shares was $1.56 per Share. Stockholders are urged to obtain current market quotations for the Shares and to review all information received by them from the Company, including the materials referred to in Section 8 — “Certain Information Concerning the Company” in this Offer to Purchase.

According to the Company’s Annual Report on Form 10-K for the fiscal year ended January 1, 2011, the Company has not paid a dividend on the Shares since becoming a public company. The Company disclosed that it intends to retain future earnings, if any, to finance the expansion of its business and does not expect to pay any cash dividends in the foreseeable future. Pursuant to the Merger Agreement, the Company has agreed not to declare, set aside or pay any dividend or make any other distribution (whether in cash, stock, property or any combination thereof) in respect of its capital stock or other securities (other than dividends or distributions by any of its wholly owned subsidiaries. If Parent acquires control of the Company, it currently intends that no dividends will be declared on the Shares prior to the Effective Time.

7.    Effect of Offer on Listing, Market for Shares and SEC Registration.

Possible Effects of the Offer on the Market for the Shares. If the Offer is consummated but the Merger does not occur, the number of stockholders and the number of Shares that are still in the hands of the public may be so small that there will no longer be an active or liquid public trading market (or possibly any public trading market) for Shares held by stockholders other than Purchaser.

Purchaser cannot predict whether the reduction in the number of Shares that might otherwise trade publicly would have an adverse or beneficial effect on the market price for, or marketability of, the Shares or whether such reduction would cause future market prices to be greater or less than the price paid in the Offer. If the Merger is consummated, stockholders not tendering their Shares in the Offer (other than those properly exercising their dissenters rights, if applicable) will receive cash in an amount equal to the price per Share paid in the Offer. Therefore, if the Merger takes place, the only difference between tendering and not tendering Shares in the Offer is that tendering stockholders will be paid earlier and will not have dissenters rights under Pennsylvania law while dissenters rights may be available in the Merger as described in Section 17 — “Dissenters Rights.”

Stock Exchange Listing. Depending upon the number of Shares purchased pursuant to the Offer, the Shares may no longer meet the requirements for continued listing on The NASDAQ Global Select Market. If, as a result of the purchase of Shares pursuant to the Offer, the Shares no longer meet the criteria for continued listing on the NASDAQ Global Select Market, the market for the Shares could be adversely affected. According to NASDAQ’s published guidelines, the Shares would not meet the criteria for continued listing on The NASDAQ Global Select Market if, among other things, the number of publicly held Shares were less than 750,000, the aggregate market value of the publicly held Shares were less than $5,000,000, the number of total stockholders of Shares were below 400 or there were fewer than two market makers for the Shares. If, as a result of the purchase of Shares pursuant to the Offer, the Shares no longer meet these criteria, the listing of Shares on The NASDAQ Global Select Market would be discontinued and the market for the Shares could be adversely affected.

If NASDAQ were to delist the Shares (which Parent and Purchaser intend to cause the Company to seek if Parent and Purchaser acquire control of the Company and the Shares no longer meet the criteria for continued listing on NASDAQ), it is possible that the Shares would continue to trade on another securities exchange or in the over-the-counter market and that price quotations for the Shares would be reported by other sources. The extent of the public market for the Shares and availability of such quotations would, however, depend upon such factors as the number of holders and the aggregate market value of the publicly-held Shares at such time, the interest in maintaining a market in the Shares on the part of securities firms and the possible termination of registration of the Shares under the Exchange Act.

Registration under the Exchange Act. The Shares are currently registered under the Exchange Act. The purchase of the Shares pursuant to the Offer may result in the Shares becoming eligible for deregistration under the Exchange Act. Registration may be terminated upon application of the Company to the SEC if the Shares are neither listed on a national securities exchange nor held by 300 or more holders of record. Termination of the registration of the Shares under the Exchange Act, assuming there are no other securities of the Company subject to registration, would substantially reduce the information required to be furnished by the Company to holders of Shares and to the SEC and would make certain of the provisions of the Exchange Act, such as the short-swing profit recovery provisions of Section 16(b), the requirement to furnish a proxy statement pursuant to Section 14(a) in connection with a stockholders meeting and the related requirement to furnish an annual report to stockholders and the requirements of Rule 13e-3 under the Exchange Act with respect to “going private” transactions, no longer applicable to the Company. Furthermore, “affiliates” of the Company and persons holding “restricted securities” of the Company may be deprived of the ability to dispose of such securities pursuant to Rule 144 promulgated under the Securities Act of 1933, as amended. If registration of the Shares under the Exchange Act were terminated, the Shares would no longer be “margin securities” or eligible for stock exchange listing. We believe that the purchase of the Shares pursuant to the Offer may result in the Shares becoming eligible for deregistration under the Exchange Act, and it would be Parent and Purchaser’s intention to cause the

Company to terminate registration of the Shares under the Exchange Act as soon after consummation of the Offer as the requirements for termination of registration of the Shares are met.

If registration of the Shares under the Exchange Act is not terminated prior to the Merger, then the registration of the Shares under the Exchange Act and the listing of the Shares on NASDAQ will be terminated following the completion of the Merger.

Margin Regulations. The Shares are currently “margin securities” under the regulations of the Board of Governors of the Federal Reserve System (the “Federal Reserve Board”), which has the effect, among other things, of allowing brokers to extend credit on the collateral of such Shares. Depending upon factors similar to those described above regarding listing and market quotations, following the purchase of Shares pursuant to the Offer, the Shares might no longer constitute “margin securities” for the purposes of the Federal Reserve Board’s margin regulations and, therefore, could no longer be used as collateral for loans made by brokers.

8.    Certain Information Concerning the Company.

Except as specifically set forth herein, the information concerning the Company contained in this Offer to Purchase has been taken from or is based upon information furnished by the Company or its representatives or upon publicly available documents and records on file with the SEC and other public sources. The summary information set forth below is qualified in its entirety by reference to the Company’s public filings with the SEC (which may be obtained and inspected as described below) and should be considered in conjunction with the more comprehensive financial and other information in such reports and other publicly available information. Although neither Parent nor Purchaser has any knowledge that any information included in the periodic reports, proxy statements and other information filed by the Company with the SEC is inaccurate, incomplete or untrue, such reports, statements and information were prepared by the Company, and neither Parent nor Purchaser was involved in the preparation of such reports, statements and information.

General. The Company is a Pennsylvania corporation with its principal executive offices located at 130 A.C. Moore Drive, Berlin, New Jersey 08009. The telephone number of its principal executive offices is (856) 768-4930. The Company is a specialty retailer of arts, crafts and floral merchandise for a wide range of customers. As of July 2, 2011, the Company operated 135 stores in the Eastern United States.

Available Information. The Company is subject to the reporting requirements of the Exchange Act and, in accordance therewith, is obligated to file reports and other information with the SEC relating to its business, financial condition and other matters. Such reports, proxy statements and other information are available for inspection at the SEC’s Public Reference Room at Station Place, 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Copies of such materials also may be obtained upon payment of the SEC’s customary charges, at Station Place, 100 F Street, N.E., Washington, D.C. 20549, and information that the Company has filed with the SEC via the EDGAR system can be obtained electronically on the SEC’s website at http://www.sec.gov.

Company Projections. In connection with Parent’s due diligence review, subsequent to the execution of the Confidentiality Agreement, the Company provided from time to time to Parent certain non-public financial information and projections about the Company. This is information prepared by the Company’s management and is subjective in many respects. The projected financial information for the remainder of fiscal 2011 summarized below (the “Fiscal 2011 Projections”) was provided to Parent on September 21, 2011.

Projected Financial Information — Remainder of 2011 Fiscal Year

(in millions, except percentages, store counts and earnings per share)	3rd Quarter 2011 Forecast	4th Quarter 2011 Forecast	Fiscal Year 2011 Forecast
Net sales	$97.9	$139.0	$438.6
Gross margin	39.4	51.3	178.2
Percent of sales	40.2%	36.9%	40.6%
Selling, general and administrative expenses	52.8	55.3	209.9
Percent of sales	54.0%	39.8%	47.8%
Store pre-opening and closing expenses	0.3	0.3	1.5
Operating profit (loss)	(13.8)	(4.3)	(33.2)
Interest expense	0.3	0.3	1.0
Income (loss) before income taxes	(14.0)	(4.6)	(34.2)
Provision for (benefit from) income taxes	0.0	0.0	(0.2)
Net income (loss)	$(14.1)	$(4.6)	$(34.0)
Earnings (loss) per share	$(0.55)	$(0.18)	$(1.33)
Other: [1]
Store count	134	134	134
Capital expenditures	$6.9	$8.0	$8.0
Cash and cash equivalents	$7.1	$20.1	$20.1
Inventories	$118.7	$97.9	$97.9
Total assets	$205.9	$195.2	$195.2
Short-term debt	$24.0	$19.0	$19.0
Trade accounts payable	$35.6	$35.2	$35.2
Accrued expenses and other current liabilities	$25.8	$24.9	$24.9
Total liabilities	$102.2	$95.6	$95.6
Shareholders’ equity	$103.7	$99.6	$99.6

[1]	Except for Capital expenditures, which is presented year to date, all information is as of the end of the period.

Information contained above has generally been presented in rounded numbers. Certain of the totals presented in this section may have been affected by the use of this rounded information.

Although Parent and the Purchaser were provided with the projections summarized above, they did not base their analysis of the Company solely on these or any other projections provided by the Company. The Company advised Parent and the Purchaser that the inclusion of this information should not be regarded as an indication that any of the Company, its respective representatives or any other recipient of this information considered, or now considers, it to be necessarily predictive of actual future results, nor should this information be relied on as such. None of the Company, Parent, Purchaser or their respective affiliates assumes any responsibility for the accuracy of this information.

The projections were not prepared with a view toward complying with generally accepted accounting principles, the published guidelines of the SEC regarding projections or the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information. Neither the Company’s independent registered public accounting firm, nor any other independent accountants, have compiled, examined, or performed any procedures with respect to the prospective financial information contained herein, nor have they expressed any opinion or any other form of assurance on such information or its achievability, and assume no responsibility for, and disclaim any association with, the prospective financial information. Furthermore, the unaudited prospective financial information does not take into account any circumstances or events occurring after the date it was prepared.

These projections are included herein only because such information was provided to Parent in connection with its evaluation of a business combination transaction and should not be viewed as an admission or representation that they constitute material information of the Company. These financial projections were prepared by, and are the responsibility of, the Company’s management. The Company has advised Parent that its internal financial forecasts (upon which the projections provided to Parent were based in part) are, in general, prepared solely for internal use and is subjective in many respects and thus subject to interpretation. While presented with numeric specificity, the projections reflect numerous judgments, estimates and assumptions with respect to industry performance, general business, economic, regulatory, legal, market and financial conditions, as well as matters specific to the Company’s business, all of which are difficult to predict and many of which are beyond the Company’s control. The continuing turmoil in general economic conditions also creates significant uncertainty around the projections. As a result, there can be no assurance that the prospective results will be realized or that actual results will not be significantly higher or lower than estimated.

These projections do not give effect to the Offer or the Merger or any alterations that Parent’s management or board of directors may make to the Company’s operations or strategy after the completion of the Offer. Accordingly, there can be no assurance that the assumptions made by the Company in preparing the projections will be realized, and actual results may be materially greater or less than those contained in the projections. The projections may differ from publicized analyst estimates and forecasts. The Company has informed us that it currently plans to make available its actual results of operations for the quarter ended October 1, 2011 in a quarterly Report on Form 10-Q that is expected to be filed with the SEC in November 2011.

Readers of this Offer to Purchase are strongly cautioned not to place undue reliance on the projections set forth above. No representation is made by the Company, Parent, Purchaser, their respective advisors or any other person to any stockholder regarding the information included in these projections or the ultimate performance of the Company compared to the information included in the above projections. The inclusion of the projections herein should not be regarded as an indication that the projections will be necessarily predictive of actual future events, and they should not be relied on as such.

All projections are forward-looking statements. These and other forward-looking statements are expressly qualified in their entity by the risks and uncertainties described above and the risk factors contained in Item 1A of the Company’s Annual Report on Form 10-K for its fiscal year ended January 1, 2011. Any provisions of the Private Securities Litigation Reform Act of 1995 that may be referenced in the Company’s Annual Report on Form 10-K are not applicable to any forward-looking statements made in connection with the Offer.

9.    Certain Information Concerning Parent and Purchaser.

Nicole Crafts LLC, a Delaware limited liability company, or Parent, was formed in 2011 solely for the purpose of acquiring the Company and has not engaged in any business except for activities related to its formation, the Offer and the Merger and arranging the related financing. Parent’s business address is 14 Sbar Blvd., Moorestown, New Jersey 08057 and its telephone number is (865) 234-8220.

Sbar’s Acquisition Corporation, a Pennsylvania corporation, or Purchaser, is a wholly-owned subsidiary of Parent and was formed in 2011 solely for the purpose of facilitating the acquisition of the Company. To date, Purchaser has not engaged in any business except for activities related to its formation, the Offer and the Merger and arranging the related financing. Upon consummation of the proposed Merger, Purchaser will merge with and into the Company and will cease to exist, with the Company continuing as the surviving corporation. Purchaser’s business address is 14 Sbar Blvd., Moorestown, New Jersey 08057 and its telephone number is (865) 234-8220.

Parent and Purchaser are each controlled by Adolfo “Pepe” Piperno. Mr. Piperno also controls Sbar’s, a distributor of arts and crafts merchandise. According to the Company, Sbar’s is the Company’s largest arts and crafts merchandise vendor, supplying product across many merchandise categories for retail sale in the Company’s store locations. Other than the Company’s standard purchase order terms and conditions, which include, among other things, annual commitments by vendors for advertising contributions, freight and payment terms, Sbar’s and the Company have not entered into contractual arrangements relating to the purchase of merchandise. Based on total dollar value, as of October 1, 2011, Sbar’s has sold approximately $26.9 million of merchandise to the Company during fiscal 2011, which accounts for approximately 17 percent of the Company’s total merchandise purchases. In fiscal 2010, Sbar’s sold the Company approximately $36.5 million or merchandise, or 17 percent of the Company’s total merchandise purchases. In fiscal 2009, Sbar’s sold the Company approximately $44.6 million in merchandise, or 18 percent of the Company’s total merchandise purchases.

The name, business address, current principal occupation or employment, five year employment history and citizenship of each director and executive officer of Parent and Purchaser and certain other information are set forth on Annex A hereto. None of Parent and Purchaser and, to the knowledge of Parent and Purchaser, after reasonable inquiry, none of the persons listed in Annex A has during the last ten years (a) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) been a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, U.S. federal or state securities laws or a finding of any violation of U.S. federal or state securities laws.

Except as set forth elsewhere in this Offer to Purchase: (i) none of Parent and Purchaser and, to the knowledge of Parent and Purchaser, the persons listed in Annex A hereto or any associate or majority owned subsidiary of Parent, Purchaser or of any of the persons so listed, beneficially owns or has a right to acquire any Shares or any other equity securities of the Company; (ii) none of Parent and Purchaser and, to the knowledge of Parent and Purchaser, the persons or entities referred to in clause (i) above has effected any transaction in the Shares or any other equity securities of the Company during the past 60 days; (iii) none of Parent and Purchaser and, to the knowledge of Parent and Purchaser, the persons listed in Annex A to this Offer to Purchase, has any contract, arrangement, understanding or relationship with any other person with respect to any securities of the Company (including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or the voting of any such securities, joint ventures, loan or option arrangements, puts or calls, guaranties of loans, guaranties against loss or the giving or withholding of proxies, consents or authorizations); (iv) during the two years before the date of this Offer to Purchase, there have been no transactions between Parent and Purchaser, Parent’s subsidiaries or, to knowledge of Parent and Purchaser, any of the persons listed in Annex A to this Offer to Purchase, on the one hand, and the Company or any of its executive officers, directors or affiliates, on the other hand, that would require reporting under SEC rules and regulations; and (v) during the two years before the date of this Offer to Purchase, there have been no contracts, negotiations or transactions between Parent, Purchaser, Parent’s subsidiaries or, to Parent’s and Purchaser’s knowledge, any of the persons listed in Annex A to this Offer to Purchase, on the one hand, and the Company or any of its subsidiaries or affiliates, on the other hand, concerning a merger, consolidation or acquisition, a tender offer or other acquisition of securities, an election of directors or a sale or other transfer of a material amount of assets.

Pursuant to Rule 14d-3 under the Exchange Act, Parent and Purchaser have filed with the SEC a Tender Offer Statement on Schedule TO (the “Schedule TO”), of which this Offer to Purchase forms a part, and exhibits to the Schedule TO. The Schedule TO and the exhibits thereto, as well as other information filed by Purchaser with the SEC are available for inspection at the Public Reference Room at the SEC’s offices at Station Place, 100 F Street, N.E., Washington, D.C. 20549. Copies of such materials may be obtained upon payment of the SEC’s customary charges, at the SEC’s Public Reference Room at Station Place, 100 F Street, N.E., Washington, D.C. 20549 and information that Purchaser has filed with the SEC via the EDGAR system can be obtained electronically on the SEC’s website at http://www.sec.gov.

Purchaser does not believe its financial condition or the financial condition of Parent is relevant to your decision whether to tender your Shares and accept the Offer because (i) the Purchaser and Parent were each organized solely in connection with the Offer and the Merger and, prior to the Expiration Date, will not carry on any activities other than in connection with the Offer and the Merger; (ii) the Offer is being made for all outstanding Shares solely for cash, (iii) if the Offer is consummated, Purchaser expects to acquire all remaining

Shares for the same case price in the Merger and (iv) Parent will have, and will arrange for Purchaser to have, sufficient funds to purchase all Shares validly tendered and not properly withdrawn in the Offer and to acquire the remaining outstanding Shares in the Merger.

10.    Source and Amount of Funds.

Parent will provide Purchaser with sufficient funds to pay for all Shares accepted for payment in the Offer or to be acquired in the Merger. Purchaser estimates that the total amount of funds necessary to purchase the entire equity interest in the Company pursuant to the Offer and the Merger will be approximately $40.7 million, which will be used to pay stockholders of the Company and holders of the Company’s stock options, stock appreciation rights and restricted stock units. In addition, Purchaser and Parent will pay other customary fees and expenses in connection with the Offer and the Merger.

Purchaser has placed $20 million in an escrow account at Wells Fargo which shall be used to satisfy the Purchase Price and otherwise support the obligations of Purchaser and Parent under the Merger Agreement. We have received a Commitment from Wells Fargo to provide an aggregate amount of $77.5 million, which shall be used to satisfy the Purchase Price, provide sufficient funds to complete the Merger and pay related fees and expenses, and to repay existing indebtedness of the Company, which is owed to Wells Fargo pursuant to the Company’s existing credit facility. The Commitment is subject to certain conditions. In the event that we do not receive the proceeds of the Commitment, we will not be obligated to purchase Shares in the Offer.

Commitment

Pursuant to the terms of a commitment letter entered into on September 1, 2011 as amended on September 30, 2011 (as amended, the “Commitment Letter”), Wells Fargo has committed, through December 31, 2011, to provide to Purchaser a senior credit facility in an amount of up to $77.5 million (the “Facility”). The Facility is available to finance the Offer and the Merger, to pay fees and expenses related thereto, to refinance the Company’s existing indebtedness, as well as to finance general corporate purposes and working capital of the Surviving Corporation and its subsidiaries. The documentation concerning the Facility has not been finalized, and accordingly, the actual terms may differ from the description of such terms below.

Interest Rate. The Facility is expected to be a five year facility with interest rates at LIBOR or, at Purchaser’s option, a Base Rate, plus a margin, ranging from 2.00% to 2.50% for LIBOR-based loans and from 1.00% to 1.50% for Base Rate-based loans, depending upon the amount of the Facility that is then outstanding.

Fees. Purchaser has paid a commitment fee of $77,500 and expects to pay a closing fee of $232,500 and an annual administration fee of $25,000, each to Wells Fargo. In addition, Purchaser expects to pay an unused line fee of 0.375% or 0.50% depending on the amount of the Facility that is then outstanding, on the unused portion of the Facility until the termination thereof.

Conditions to Initial Funding. The initial borrowing under the Facility is conditioned on the satisfaction of conditions customary in similar transactions, including, without limitation:

•	The execution of final customary documentation.

•	The consummation of the Offer and the Merger in accordance with the terms of the Merger Agreement.

•	No material changes to the Merger Agreement in any respect reasonably expected to be materially adverse to Wells Fargo without its approval.

•	Compliance with certain financial covenants after giving effect to the Offer and the Merger, including availability of at least $20 million following the first funding under the Facility.

•	There not having been any event or circumstance, either individually or in the aggregate, that has had or could reasonably be expected to have a material adverse effect on the borrower.

Guarantees and Security. All obligations of Purchaser under the Facility will be unconditionally guaranteed by Parent and each existing and future direct and indirect subsidiaries of the Surviving Corporation, except that the Surviving Corporation will be liable as a co-borrower under the Facility. The Facility will also be secured by the capital stock of each subsidiary of the Parent, all present and future intercompany debt, and all of the present and future personal property assets of the Purchaser and its subsidiaries, including inventory and accounts receivable.

Representations, Warranties, Covenants and Events of Default. The Facility will contain certain representations and warranties, certain affirmative covenants, certain negative covenants, certain financial covenants, certain conditions and events of default that are customarily required for similar financings.

Escrow

Parent and Purchaser are newly-formed entities that were formed for the purpose of entering into the Merger Agreement with the Company and acquiring the Company. As such, in order to provide some security for the obligations of Parent and Purchaser under the Merger Agreement, concurrently with the execution of the Merger Agreement, a Deposit Escrow Agreement was entered into by and among Parent, Purchaser, the Company and Wells Fargo, as deposit escrow agent. Because Parent and Purchaser do not have any meaningful assets, the escrow account was established to provide security for Parent’s and Purchaser’s obligations under the Merger Agreement, in case the Company were to incur damages stemming from Parent or Purchaser’s failure to satisfy any of their respective obligations thereunder.

Pursuant to the terms of the Deposit Escrow Agreement, Purchaser has deposited $20 million (the “Escrow Amount”) into an escrow account. Pursuant to the Deposit Escrow Agreement, if the Closing does not occur on or prior to December 30, 2011, and all conditions to the obligations of Parent and Purchaser to consummate the Merger have been satisfied or waived, or all conditions to the obligations of the Company to consummate the Merger have not been satisfied or waived, then, subject to the Final Determination (as defined below), the Escrow Amount will be distributed to the Company. However, if the Merger is not consummated by December 30, 2011, and all conditions to the obligations of Parent and Purchaser to consummate the Merger have not been satisfied or waived and all conditions to the obligations of the Company to consummate the Merger have been satisfied or waived, then, subject to the Final Determination, the Escrow Amount will be returned to the Purchaser. In all circumstances, the Escrow Amount will be retained by the Deposit Escrow Agent until the Final Determination.

The “Final Determination” means either (i) a written notice from Parent and the Company to the Deposit Escrow Agent setting forth the manner in which the Escrow Amount is to be paid, or (ii) a final court order or judgment or decision of an arbitration panel determining the rights of Parent, Purchaser and the Company with respect to the Escrow Amount, together with a letter of counsel confirming the final nature of such determination. The Final Determination will control the manner, amount and recipients in which the Escrow Amount is to be paid.

11.    Background of the Offer; Past Contacts or Negotiations with the Company.

Parent, Purchaser and Sbar’s are each controlled by Adolfo “Pepe” Piperno. According to the Company, Sbar’s is the Company’s largest arts and crafts merchandise vendor, supplying product across many merchandise categories for retail sale in the Company’s store locations and accounted for approximately 17 percent of the aggregate dollar volume of the Company’s purchases in fiscal 2010 as well as for fiscal 2011 through October 11, 2011. Accordingly, from time to time, Sbar’s had discussions with the Company on ways of improving the vendor/customer relationship, including discussions of the Company’s strategic alternatives.

On February 15, 2011, the Company publicly announced that its Board of Directors was exploring strategic alternatives and engaged Janney to serve as its financial advisor.

On March 16, 2011, Sbar’s contacted EGL Investment Management, Inc. (“EGL”) to discuss a potential transaction with the Company and to engage EGL as Sbar’s financial advisor.

On March 17, 2011, EGL contacted Janney to discuss Sbar’s interest in pursuing a strategic transaction with the Company.

On March 22, 2011, to facilitate further discussions, Janney provided a confidentiality agreement to EGL, and requested that it have Sbar’s execute and return it to Janney so that Sbar’s could be given access to materials in the electronic data room.

On April 4, 2011, Sbar’s and Janney, on behalf of the Company, entered into a confidentiality agreement.

On April 8, 2011, Sbar’s and its representatives were granted access to the Company’s online data site.

On April 12, 2011, Sbar’s and EGL received from Janney a bid process letter describing the procedure for the first round of bidding.

On May 3, 2011, based on the limited due diligence that Sbar’s had conducted as of that date, Sbar’s submitted a non-binding indication of interest to the Company to acquire all of the shares of the Company for $80,000,000. Sbar’s indication of interest was based solely on publicly available information about the Company as well as the materials that had been provided to Sbar’s as of such date and was subject to, among other things, satisfactory completion of a more detailed due diligence review of the Company.

Later that day Janney alerted EGL that Sbar’s would be invited to participate in the next round of the sales process, and provided Sbar’s an updated bid process letter describing the second round of bidding and including the Company’s proposed Agreement and Plan of Merger setting forth the Company’s proposed deal structure. The transaction structure proposed by the Company was a tender offer followed by a back-end merger in which the acquisition entity would be merged with and into the Company.

From May 4, 2011 to May 12, 2011, EGL and Janney discussed the May 3, 2011 letter and Janney provided requested clarifications on the bid process.

On May 6, 2011, executives of Sbar’s, a potential equity partner, representatives of Wells Fargo and EGL met with members of the Company’s senior management and Janney at the Company’s headquarters in Berlin, New Jersey for presentations on the business and financial outlook of the Company.

On May 10, 2011, Sbar’s engaged Bryan Cave LLP (“Bryan Cave”) to serve as its legal advisor in connection with the potential acquisition and to assist on acquisition-related matters, including due diligence.

On May 11, 2011, Wells Fargo provided Sbar’s an initial draft of a term sheet for an $80 million senior secured facility, the proceeds of which would be to finance the Offer and the Merger, to pay fees and expenses related thereto, to refinance the Company’s existing indebtedness, as well as to finance general corporate purposes and working capital of the Company and its subsidiaries.

On May 12, 2011, Sbar’s submitted to Janney a non-binding proposal whereby a newly formed entity affiliated with Sbar’s would acquire all of the Company’s outstanding shares for aggregate consideration of $80 million less the amounts of various transaction and associated costs of the Company related to the proposed transaction, including but not limited to the D&O tail coverage, retention and severance agreements, legal, financial accounting and tax advisory services. In connection with it’s proposal, Sbar’s submitted a revised Agreement and Plan of Merger Agreement. The Bid proposed the same deal structure as contemplated by the Company. The proposal was subject to confirmatory due diligence, obtaining necessary financing and the negotiation of a mutually satisfactory definitive purchase agreement. Sbar’s also indicated that it was seeking to obtain binding debt financing commitments to fund a portion of the purchase price and had already begun discussions with Wells Fargo regarding its financing of the acquisition of the Company by an affiliate of Sbar’s.

On May 14, 2011, Janney informed EGL that the Company’s Special Committee had selected Sbar’s as the party with whom it wanted to negotiate definitive agreements and to effect a transaction.

During the week of May 23, 2011, EGL requested from Janney updated financial projections for fiscal year 2011 based on year-to-date actual results.

On May 23, 2011, EGL alerted Janney that Sbar’s was willing to move forward concerning a potential acquisition of the Company on the same terms as provided in its May 12th proposal, but was unwilling to do so unless on an exclusive basis. EGL provided to Janney a proposed exclusivity agreement to facilitate further discussions, which provided a 30-day exclusivity period to conduct further due diligence and required the Company to reimburse Sbar’s for its expenses incurred during the exclusivity period if at any time prior to or after the end of the exclusivity period, the Company abandoned negotiations with Sbar’s with respect to the proposed transaction.

From May 24, 2011 through May 31, 2011, the respective counsel for the Company and Sbar’s, Blank Rome LLP (“Blank Rome”) and Bryan Cave, respectively, exchanged various additional drafts of the letter of intent and held a number of telephone conference calls to discuss and negotiate the provisions of the letter of intent.

On May 26, 2011, Sbar’s CEO and the Company’s Chairman, along with representatives of EGL and Janney spoke by telephone regarding the status of negotiations and whether an exclusivity arrangement was feasible.

On May 30, 2011, Janney provided to EGL updated financial projections for fiscal year 2011 for the Company.

On May 31, 2011, executives of Sbar’s and EGL met with members of the Company’s senior management and Janney at the Company’s headquarters for presentation on the updated business and financial outlook of the Company.

On June 5, 2011 EGL advised Janney that the Company’s continuing negative performance issues were making the potential transaction less attractive from Sbar’s perspective.

On June 10, 2011, Sbar’s communicated to the Company, and EGL communicated to Janney, that, as a result of the Company’s deteriorating financial performance and the withdrawal of support by Sbar’s potential equity partner, Sbar’s was not interested in pursuing the acquisition of the Company.

Over the next several weeks, Mr. Jeffries and Sbar’s continued their discussions regarding potential ways of strengthening the vendor relationship between the Company and Sbar’s through establishing an outsourcing arrangement for the Company’s merchandising operations in lieu of effecting an acquisition of the Company. Mr. Jefferies insisted that any such arrangement be conditioned on Sbar’s concurrently making a significant equity investment in the Company. Sbar’s did not wish to make such an equity investment, which would have resulted in Sbar’s being a significant, but minor, investor in the Company, and refocused the discussion on acquiring all of the issued and outstanding shares of the Company’s common stock.

On June 28, 2011, EGL and Janney confirmed that both parties remained open to further discussions regarding an acquisition of the Company by an affiliate of Sbar’s, but EGL made it clear that substantial progress would need to be made regarding the mix of the Company’s inventory relative to its sales performance.

On July 6, 2011, EGL contacted Janney and indicated that, based on the due diligence Sbar’s had performed to date and the Company’s deteriorating financial performance, Sbar’s was revising its previous offer price for its affiliate to acquire the Company downward to $2.00 per share.

On July 13, 2011 EGL distributed to Janney a draft of the Exclusivity Agreement proposed to be executed by the Company and Sbar’s. In addition to providing Sbar’s with an exclusive negotiating period, the draft exclusivity agreement contemplated that Sbar’s represent to the Company that Wells Fargo had provided Sbar’s with initial documentation supporting the debt requirements for Sbar’s affiliate’s acquisition of the Company and that Wells Fargo had advised Sbar’s that Wells Fargo would deliver to Sbar’s within the next 20 calendar days a financing commitment letter for an amount equal to the entire consideration, costs and expenses for the proposed acquisition, in excess of the equity financing to be provided by Sbar’s or an affiliate thereof. The draft of the Exclusivity Agreement also contemplated that the Company would have the right to terminate such agreement, in connection with an unsolicited tender or exchange offer or business combination or other alternative transaction that the Board determined in good faith, after consultation with its legal and financial advisors, would reasonably be expected to result in a transaction more favorable to the shareholders of the Company than the transaction proposed by Sbar’s. The agreement also provided that the Company would reimburse Sbar’s for its expenses incurred during the exclusivity period if at any time prior to the end of the exclusivity period the Company abandoned negotiations with Sbar’s with respect to the proposed transaction.

On July 15, 2011, Janney and EGL held a telephone conference to discuss the terms of the Exclusivity Agreement. EGL indicated that Sbar’s was seeking a 45-day exclusivity period to conduct further due diligence and sought to be reimbursed for its expenses as contemplated by the draft Exclusivity Agreement and that Sbar’s was unwilling to expend the time and resources to evaluate a potential acquisition of the Company without the exclusivity period and expense reimbursement obligations contemplated by the draft Exclusivity Agreement.

Between July 15, 2011 and July 28, 2011, EGL, with the assistance of Bryan Cave, and Janney exchanged additional drafts of the Exclusivity Agreement and held a number of calls to discuss and negotiate the Exclusivity Agreement.

On July 28, 2011, Sbar’s and the Company entered into an Exclusivity Agreement, which provided a revised purchase price of $2.00 per share and the same transaction structure as Sbar’s initial proposal. The Exclusivity Agreement set forth that the parties would seek to negotiate a definitive Agreement and Plan of Merger, in form and substance substantially similar to the Agreement and Plan of Merger submitted by Sbar’s with its initial proposal, and all associated documents and required SEC filings with respect to the transaction, and that Sbar’s would complete its business, financial, accounting, legal and tax due diligence of the Company by September 15, 2011. To allow the parties time to negotiate the Merger Agreement and give Sbar’s time to complete its due diligence, the Company agreed until September 15, 2011, that it would not solicit or encourage any competing offers or otherwise enter into any other discussions or agreements with respect to a competing offer. Sbar’s represented and warranted that it had obtained all requisite internal approvals for the transaction, its lender had provided it with initial documentation supporting the debt requirements of the transaction, the lender had told Sbar’s that it would deliver within the next 20 calendar days letters of financing commitment for an amount equal to the entire consideration, costs and expenses for the transaction in terms and substance of a type comparable to the proposed transaction. In addition, the Exclusivity Agreement provided that, if at any time prior to September 15, 2011, the Company abandoned negotiations with Sbar’s with respect to the proposed transaction, the Company would reimburse Sbar’s for (i) 100% of its reasonable third party costs and expenses incurred since May 1, 2011 in connection with its due diligence and the negotiation and drafting of documents related to the proposed transaction (“Sbar’s Transaction Expenses”) up to $300,000, and (ii) 50% of Sbar’s Transaction Expenses above $300,000 and less than $400,000; plus $200,000 as reimbursement for the time and expense of the management of Sbar’s.

Between August 4, 2011 and September 19, 2011, attorneys from Bryan Cave and Blank Rome, in consultation with Sbar’s and the Company and their respective financial advisors, engaged in negotiations and discussions regarding, and continued to exchange drafts of, the Draft Merger Agreement.

Janney provided EGL with updated financial projections for fiscal year 2011 for the Company, dated as of August 1, 2011.

On August 15, 2011, Sbar’s engaged an accounting firm to conduct additional accounting, financial and tax due diligence on the Company.

On August 24, 2011, EGL informed Janney that Wells Fargo had told Bryan Cave that it would not provide funding of the proposed transaction unless Parent and Purchaser were eligible, almost immediately following the consummation of the Offer, to consummate the back-end second-step merger pursuant to a “short-form” merger under Pennsylvania law. EGL noted that, as a result of Wells Fargo’s position, Sbar’s would require that the minimum tender condition in the Merger Agreement be revised upwards to 80.1%, inclusive of the top-up option.

On September 1, 2011, Sbar’s received a $77.5 million senior secured facility commitment letter from Wells Fargo (the “Commitment Letter”). Pursuant to the terms of the Commitment Letter, Wells Fargo’s commitments and undertakings would expire on November 29, 2011, and contained the structural conditions it had previously conveyed to Bryan Cave. Sbar’s forwarded to the Company a copy of the fully executed Commitment Letter that same day.

On September 2, 2011, Bryan Cave distributed to Blank Rome a revised draft of the Merger Agreement containing proposed revisions on behalf of Sbar’s.

On September 13, 2011, Mr. Joyce met with Mr. Piperno to discuss various issues relating to the proposed transaction. During the course of their meeting, Mr. Piperno indicated to Mr. Joyce that he was committed to the proposed transaction and that he would be communicating to his financial and legal advisors, EGL and Bryan Cave, that they should push forward on negotiating the Merger Agreement with the Company’s financial and legal advisors, Janney and Blank Rome.

Also, on September 13, 2011, representatives of Blank Rome and Bryan Cave discussed revising the Merger Agreement to reflect a dual-track acquisition structure whereby Sbar’s or an affiliate thereof would initiate a tender offer for all of the outstanding shares of the Company’s common stock while the Company would soon thereafter file a proxy statement and prepare to hold a shareholders’ meeting to approve the merger in the event the tender offer was unsuccessful.

On September 14, 2011, Bryan Cave distributed a revised draft of the Merger Agreement to Blank Rome reflecting the dual-track acquisition structure the parties had previously discussed.

On September 15, 2011, Sbar’s and the Company amended the Exclusivity Agreement to extend exclusivity to the business day after Sbar’s received a copy of the Phase I Environmental Report conducted on the Company’s real estate located at 130 A.C. Moore Drive, Berlin, New Jersey (the “Phase I”).

On September 18, 2011, Janney and EGL had a telephone conference call, during which EGL informed Janney that, due to the Company’s deteriorating financial results, EGL would be recommending that the proposed purchase price for the Company be reduced to $1.60 per share.

On September 19, 2011, Mr. Joyce, Mr. Piperno, Mr. Scappa, representatives from Janney, EGL, Blank Rome and Bryan Cave met in Bryan Cave’s offices in Atlanta, Georgia to negotiate the final points of the Merger Agreement and associated documents. During the discussion, EGL explained that because of the Company’s poor performance, Purchaser was reducing its price to $1.60 per share. To provide support for Parent and Purchaser’s obligations under the Merger Agreement, including to pay for the Shares upon a closing of the Offer or the Merger, it was agreed that Parent would deposit $20,000,000 in an escrow account. To provide support for the Surviving Corporation’s obligations to provide certain indemnification under the Merger Agreement, Sbar’s agreed to provide a limited guaranty. Finally, to provide sufficient time for the proposed dual-track structure, it was agreed that Sbar’s would seek an extension from Wells Fargo of its Commitment Letter through December 30, 2011.

On September 20, 2011, Bryan Cave distributed to Blank Rome a revised draft of the Merger Agreement containing its proposed revisions as a result of the discussions held among the parties the previous day.

On September 21, 2011, the Company distributed to Sbar’s and Janney updated financial projections for fiscal year 2011. As the Company’s operations and prospects had declined since the preparation by the Company’s management of earlier financial projections that had been provided to Sbar’s as part of its due diligence review of the Company, the earlier projections were no longer reflective of the future prospects of the Company and, accordingly, were superseded.

Also on September 21, 2011, Blank Rome distributed to Bryan Cave an initial draft of the Deposit Escrow Agreement that had been discussed in principle earlier in the week among the respective legal and financial advisors for the Company and Sbar’s.

On September 22, 2011, the Company provided Sbar’s a copy of the Phase I, which Sbar’s confirmed was satisfactory.

On September 23, 2011, Bryan Cave distributed to Blank Rome an initial draft of the Guaranty that had been discussed in principle earlier in the week among the respective legal and financial advisors for the Company and Sbar’s. Bryan Cave also distributed to Blank Rome a revised draft of the Deposit Escrow Agreement containing proposed revisions on behalf of Sbar’s.

Also, on September 23, 2011, Sbar’s and the Company amended the Exclusivity Agreement to extend the expiration date to the earlier of: (i) the close of business on the business day after the day Sbar’s receives an extension of the commitment from Wells Fargo Bank, dated September 1, 2011, to December 30, 2011 or (ii) 8 p.m. (EDT) on September 30, 2011.

On September 25, 2011, Blank Rome distributed to Bryan Cave a revised draft of the Merger Agreement containing proposed revisions on behalf of the Company.

On September 26, 2011, Blank Rome distributed to Bryan Cave a revised draft of the Guaranty containing proposed revisions on behalf of the Company.

On September 27, 2011, Bryan Cave distributed to Blank Rome a revised draft of the Guaranty containing proposed revisions on behalf of Sbar’s.

On the evening of September 27, 2011, representatives of Blank Rome and Janney, acting on behalf of the Company, held a telephone conference call with representatives of Bryan Cave and EGL, on behalf of Sbar’s. During the course of the conference call, the parties discussed the various issues relating to the Merger Agreement that remained open.

On September 28, 2011, Bryan Cave distributed to Blank Rome a revised draft of the Deposit Escrow Agreement containing proposed revisions on behalf of Wells Fargo in its capacity as the escrow agent.

From September 28, 2011 to September 30, 2011, Blank Rome and Bryan Cave exchanged various drafts of the Merger Agreement, the Deposit Escrow Agreement and the Guaranty and held a number of telephone conference calls to discuss and negotiate the provisions of these agreements.

On September 30, 2011, Mr. Joyce held a telephone discussion with Mr. Piperno to discuss various open issues related to the Merger Agreement.

Also, on September 30, 2011, Wells Fargo provided an Amendment to the Commitment Letter, extending the commitment until December 31, 2011, and Bryan Cave notified Blank Rome of the extension. Sbar’s forwarded to the Company a copy of the fully executed Amendment to the Commitment Letter that same day. Sbar’s and the Company also amended the Exclusivity Agreement to extend exclusivity until October 4, 2011.

On October 3, 2011, representatives of Bryan Cave and Blank Rome finalized the terms of the Merger Agreement, the Guaranty and the Deposit Escrow Agreement.

Later in the day on October 3, 2011, Parent deposited $20 million in escrow with Wells Fargo and the appropriate parties executed the Deposit Escrow Agreement. The Deposit Escrow Agreement provided that if a Merger Agreement was not signed by all parties by 11:59 p.m. on October 4, 2011, the escrowed amount would be returned to Parent.

In the evening of October 3, 2011, Janney informed EGL that: (i) Janney had presented its fairness opinion to the Company’s Special Committee of the Board of Directors; and (ii), the Company’s Special Committee of the Board of Directors, and the Entire Board of Directors had met, and, after a discussion of the issues, unanimously approved the transaction. Parent, Purchaser and the Company then executed the Merger Agreement; Parent, Purchaser, the Company and Wells Fargo (as escrow agent) executed the Escrow Agreement; and Sbar’s executed the Limited Guaranty in favor of the Company. On October 4, 2011, before the opening of the market, the Company issued a press release announcing the transaction.

On October 17, 2011, the parties to the Merger Agreement entered into Amendment No. 1 to the Merger Agreement, which, among other things, removed Parent’s right to designate directors to the Board in certain circumstances.

On October 18, 2011, Parent and Purchaser commenced the Offer.

12.    Purpose of the Offer; The Merger; Plans for the Company.

Purpose. The purpose of the Offer and the Merger is to acquire control of, and the entire equity interest in, the Company. The purpose of the Merger is for Purchaser to acquire all of the shares of common stock of the Company not purchased pursuant to the Offer. If the Offer is successful, Purchaser and Parent intend to consummate the Merger as promptly as practicable. Holders of Shares who sell their Shares in the Offer will cease to have any equity interest in the Company and to participate in any future growth in the Company. If the Merger is completed, the holders of shares of common stock of the Company immediately prior to the Merger (other than Purchaser) will no longer have an equity interest in the Company and instead will have only the right to receive the cash consideration according to the Merger Agreement or, to the extent that holders of shares of common stock of the Company are entitled and properly exercise dissenters rights under Pennsylvania law, the “fair value” of their shares of Company common stock as judicially determined. Upon consummation of the Merger, the Company will become a wholly owned subsidiary of Parent. The Offer is being made pursuant to the Merger Agreement.

Approval. Under Pennsylvania law, the approval of the Board of Directors of the Company and the affirmative vote of a majority of the votes cast by all holders of Shares entitled to vote may be required to approve and adopt the Merger Agreement and the transactions contemplated thereby, including the Merger. At a meeting held on October 3, 2011, the Board of Directors of the Company, after careful consideration, and following the recommendation of the special committee, unanimously approved the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, and, unless the Merger is consummated pursuant to the short-form merger provisions under Pennsylvania law described below, the only remaining required corporate action of the Company is the adoption of the Merger Agreement by the affirmative vote of a majority of the votes cast by all holders of Shares entitled to vote. If the Minimum Condition is satisfied, Purchaser will take all necessary and appropriate action to cause a short-form merger under Pennsylvania law as described below, assuming Purchaser then owns at least 80% of the outstanding Shares. Such action may include Purchaser’s exercising the Top-Up Option, which is discussed below in Section 13 — “The Merger Agreement.”

Pursuant to the Merger Agreement, the Company has agreed to promptly call and hold a meeting of the Company’s stockholders for purposes of voting on the approval and adoption of the Merger Agreement and the Merger if stockholder approval is required under Pennsylvania law to consummate the Merger.

Short-Form Merger. Under Pennsylvania law, if Purchaser acquires at least 80% of the outstanding Shares, Purchaser will be able to approve the Merger without a vote of the Company’s stockholders. Accordingly, if as a result of the Offer, the exercise of the Top-Up Option or otherwise, Purchaser directly or indirectly owns at least 80% of the outstanding Shares, Purchaser and Parent anticipate that they will effect the Merger without prior notice to, or any action by, any other stockholder of the Company if permitted to do so under Pennsylvania law. In such event, Parent and Purchaser anticipate that they will take all necessary and appropriate action to cause the Merger to become effective as soon as reasonably practicable after acquisition of at least 80% of the Shares, without a meeting of the Company’s stockholders. However, if Purchaser does not acquire at least 80% of the outstanding Shares pursuant to the Offer, the exercise of the Top-Up Option or otherwise and a vote of the Company’s stockholders is required under Pennsylvania law, a significantly longer period of time would be required to effect the Merger.

Rule 13e-3. The SEC has adopted Rule 13e-3 under the Exchange Act, which is applicable to certain “going private” transactions and under certain circumstances may be applicable to the Merger or another business combination following the purchase of Shares pursuant to the Offer or otherwise in which Purchaser seeks to acquire the remaining Shares not held by it. Purchaser believes, however, that Rule 13e-3 will not be applicable to the Merger if the Merger is consummated within one year after the Expiration Date at the same per Share price as paid in the Offer. If applicable, Rule 13e-3 requires, among other things, that certain financial information concerning the Company and certain information relating to the fairness of the proposed transaction and the consideration offered to minority stockholders in such transaction be filed with the SEC and disclosed to stockholders prior to consummation of the transaction.

Plans for the Company. Purchaser currently intends, as soon as practicable after consummation of the Offer, to consummate the Merger. Except as otherwise provided herein, it is expect that, initially following the Merger, the business and operations of the Company will, except as set forth in this Offer to Purchase, be continued substantially as they are currently being conducted. Parent will continue to evaluate the business and operations of the Company during the pendency of the Offer and after the consummation of the Offer and the Merger and will take such actions as it deems appropriate under the circumstances then existing.

If, for any reason following completion of the Offer, the Merger is not consummated, Parent and Purchaser reserve the right to acquire additional Shares through private purchases, market transactions, tender or exchange offers or otherwise on terms and at prices that may be more or less favorable than those of the Offer, or, subject to any applicable legal restrictions, to dispose of any or all Shares acquired by Purchaser or Parent.

Extraordinary Corporate Transactions. Except as described in this Offer to Purchase, Parent and Purchaser have no present plans or proposals that would relate to or result in an extraordinary corporate transaction involving the Company or any of its subsidiaries (such as a merger, reorganization, liquidation, relocation of any operations or sale or other transfer of a material amount of assets), any change in the board of directors or management of the Company, any material change in the Company’s capitalization or dividend policy or any other material change in the Company’s corporate structure or business.

13.    The Merger Agreement.

Merger Agreement

The following is a summary of the material provisions of the Merger Agreement, a copy of which has been filed as an exhibit to the Schedule TO that Parent and Purchaser have filed with the SEC. This summary is qualified in its entirety by reference to the Merger Agreement, which is incorporated by reference herein. The Merger Agreement may be examined and copies may be obtained in the manner set forth in Section 9 — “Certain Information Concerning Parent and Purchaser.”

The Offer. The Merger Agreement provides for the making of the Offer by Purchaser as promptly as practicable, but in no event later than ten business days after the date of the Merger Agreement. See Section 1 — “Terms of the Offer.” The Merger Agreement obligates Purchaser, subject to applicable securities laws and the satisfaction of the conditions set forth in Section 15 — “Conditions to Purchaser’s Obligations,” to accept for payment and pay for, as promptly as practicable after the expiration of the Offer, all Shares validly tendered immediately prior to the expiration date and not withdrawn pursuant to the Offer. The Merger Agreement provides that each stockholder of the Company who tenders Shares in the Offer will receive the Offer Price (without interest and less any required withholding taxes) for each Share tendered. If the Merger Agreement is terminated pursuant to its terms (see the “Termination” section below), Purchaser shall, and Parent shall cause Purchaser to, promptly terminate the Offer and shall not acquire Shares pursuant thereto. If the Offer is terminated by Purchaser, or the Merger Agreement is terminated pursuant to its terms prior to the acquisition of Shares in the Offer, Purchaser shall promptly return, and shall cause any depositary acting on behalf of Purchaser to return, in accordance with applicable law, all tendered Shares that have not been purchased in the Offer to the registered holders thereof.

Subject to the provisions of the Merger Agreement and the applicable rules and regulations of the SEC Purchaser expressly reserves the right to waive any of the conditions to the Offer set forth in Section 15 — “Conditions to Purchaser’s Obligations” and to make any change in the terms of or conditions to the Offer; provided that, without the prior consent of the Company, it will not:

•	waive or amend the Minimum Condition;

•	make any change in the form of consideration;

•	decrease the Offer Price;

•	decrease the number of Shares sought in the Offer;

•	impose any conditions to the Offer other than those set forth in Annex A to the Merger Agreement, or amend or modify;

•	make any change in the Offer that would require an extension or delay of the then-current Expiration Date; or

•	amend or modify any other term of the Offer in a manner adverse ot the Company’s stockholders. (See Section 15 — “Conditions to Purchaser’s Obligations”).

Extensions of the Offer.

If any of the conditions set forth in Section 15 — “Conditions to Purchaser’s Obligations” are not satisfied or waived on any scheduled expiration date, Purchaser shall extend the Offer for one or more periods (each in the reasonable judgment of Purchaser) for up to five business days at a time (or such other period as shall be consented to in writing by the Company) until such conditions are satisfied or waived, provided that Purchaser is not required to extend the Offer beyond December 30, 2011; and Purchaser shall extend the Offer for any period required by any rule, regulation, interpretation or position of the SEC or its staff applicable to the Offer or any period required by applicable law; provided that if the Proxy Statement Clearance Date has occurred, Purchaser is not required to extend the Offer.

Notwithstanding the foregoing, Purchaser’s ability and obligation to extend the Offer is subject to the parties’ rights to terminate the Merger Agreement in accordance with its terms.

During any such extension, all Shares previously tendered and not withdrawn will remain subject to the Offer and subject to your right to withdraw your Shares. Stockholders of the Company may withdraw their Shares previously tendered at any time prior to the expiration date. See Section 4 — “Withdrawal Rights” in this Offer to Purchase.

Recommendation of the Company’s Board of Directors. At a meeting duly called and held on October 3, 2011, the Company’s Board of Directors, after careful consideration, and following the recommendation of the special committee, unanimously: (i) determined that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are fair to and in the best interests of the Company’s stockholders; (ii) approved the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger; and (iii) recommended that the Company’s stockholders accept the Offer, tender their Shares to Purchaser in the Offer and, if required by Pennsylvania law, vote to approve and adopt the Merger Agreement and approve the Merger. In addition, the Company’s Board of Directors unanimously took all other actions necessary to exempt the Offer, the Merger, the Merger Agreement and the transactions contemplated thereby from the restrictions on “business combinations” contained in Chapter 25 of the Business Corporation Law, and the restrictions of any “fair price,” “moratorium,” “control share acquisition,” “interested shareholder,” “business combination,” or similar statute or regulation promulgated by a governmental authority.

Top-Up Option. As part of the Merger Agreement, the Company has granted to Purchaser an irrevocable option (the “Top-Up Option”) to purchase from the Company the number of authorized and unissued Shares (less any Shares reserved for issuance for outstanding Company options or stock appreciation rights) at a per Share purchase price equal to the Offer Price that, when added to the number of Shares owned by Purchaser at the time of exercise of the Top-Up Option, results in Purchaser owning one more Share than 80% of the number of shares of each class of the Company capital stock then outstanding, calculated on a fully diluted basis (assuming conversion or exercise of all derivative securities or other rights to acquire Company common stock that have a conversion or exercise price less than the Offer Price and that are vested (or will be vested) immediately prior to the closing of the Offer. Based on the number of Shares outstanding and reserved for issuance as of the date of the Merger Agreement, the maximum number of Shares that may be subject to the Top-Up Option would be approximately 11,837,057 Shares. The Top-Up Option may be exercised by Purchaser only once, in whole and not in parts, on or prior to the second business day following the Acceptance Time (as defined below in the section entitled “Board of Directors”) and only if Purchaser beneficially owns, as of such time, at least 70.7% of the total outstanding Shares on a fully diluted basis.

The Top-Up Option will not be exercisable to the extent (i) the exercise of the Top-Up Option and the issuance and delivery of the Shares underlying the Top-Up Option are prohibited by any applicable Law, (ii) any judgment, injunction, order or decree shall be in effect prohibiting the exercise of the Top-Up Option, (iii) that the exercise of the Top-Up Option would not constitute sufficient shares to complete a short form merger;(iv) the issuance of the Shares pursuant to the Top-Up Option would require approval of the Company’s stockholders (other than pursuant to the rules and regulations of Nasdaq); or (v) the Purchaser has not accepted for payment all shares of Company Common Stock validly tendered and not properly withdrawn.

If the Top-Up Option is exercised by Purchaser (resulting in Purchaser and/or Parent owning 80% or more of the Shares), Purchaser will then be able to effect, subject to the terms and conditions of the Merger Agreement, a short-form merger under Pennsylvania law. The Company and Purchaser will cooperate to ensure that the issuance of Shares pursuant to the Top-Up Option is accomplished consistent with all applicable legal requirements of all governmental authorities, including the availability of an applicable exemption from registration of the issuance of Shares purchased pursuant to the Top-Up Option under the Securities Act of 1933, as amended.

Board of Directors.

The Merger Agreement initially provided Parent with the right to designate directors to the Company’s Board of Directors in certain circumstances, however this right was removed pursuant to Amendment No. 1 to the Merger Agreement. Following the Offer Closing until the Effective Time of the Merger, Parent has agreed to use its commercially reasonable efforts to cause the Company’s Board of Directors to have at least three members who were each directors of the Company on the date the Merger Agreement was entered into (the “Continuing Directors”). If any Continuing Director is unable to serve due to resignation, death or disability or any other reason, the remaining Continuing Directors are entitled to elect or designate another individual who is not an employee of the Company or any of its subsidiaries to fill the vacancy and such director will be deemed to be a Continuing Director. If no Continuing Director remains on the Board prior to the Effective Date, a majority of the members of the Company’s Board on the date the Merger Agreement was entered into will be entitled to designate three persons who are not employees of the Company or any of its subsidiaries and are reasonably satisfactory to Parent to fill the vacancies.

Following the Offer Closing until the consummation of the Merger, the approval of a majority of the Continuing Directors shall be required to authorize (and such authorization shall constitute the authorization of the Board of Directors of the Company and no other action on the part of the Company, including any action by any other director of the Company, shall be required to authorize except to the extent otherwise provided by the Company’s Articles of Incorporation, the Company’s Bylaws, or applicable law) (a) any contract between the Company and Parent, Purchaser and any of their affiliates, (b) any amendment or termination of the Merger Agreement on behalf of the Company, (c) any use or waiver of any of the Company’s rights or remedies under the Merger Agreement, (d) any extension of time for performance of Parent’s or Purchaser’s obligations under the Merger Agreement, (e) any amendment to the Company’s Articles of Incorporation or the Company’s Bylaws if such action would adversely affect the Company’s stockholders or the rights of the indemnified parties pursuant to the Merger Agreement, (f) any other action by the Company in connection with the Merger Agreement or the transactions contemplated thereby required to be taken by the Company’s Board, or (g) any other action that would adversely affect the rights of the stockholders of the Company.

The Merger. The Merger Agreement provides that at the Effective Time, Purchaser will be merged with and into the Company in accordance with Pennsylvania law. Following the Merger, the separate existence of Purchaser will cease, and the Company will continue as the surviving corporation (the “Surviving Corporation”).

In the Merger, each issued and outstanding share of Common Stock of the Company (other than shares of Company common stock held by the Company or any of its subsidiaries or owned by Parent or any of its subsidiaries, which will automatically be cancelled, or shares held by a holder who has perfected their demand for dissenters’ rights under the Business Corporation Law) will automatically be cancelled and will be converted into and become a right to receive the Offer Price without interest and less any required withholding taxes. The Merger Agreement further provides that the closing of the Merger (the “Closing”) will take place as soon as practicable, but in no event later than (a) the third business day after satisfaction or waiver of the conditions set forth in the section entitled “Conditions to the Merger” below or such later date as may be determined by Parent and the Company, or (b) in the case of a short-form merger, the second business day following the date that the Shares are accepted for payment pursuant to the Offer or the closing of the purchase of Shares pursuant to the Top-Up Option. At the Closing, Purchaser and the Company will file Articles of Merger with the Secretary of State of the Commonwealth of Pennsylvania and will make all other filings or recordings required under Pennsylvania law in connection with the Merger. The Merger will become effective at such time as the Articles of Merger are duly filed (the effective time or such later time as is specified in the Articles of Merger and as is agreed to by the parties, being hereinafter referred to as the “Effective Time”).

Short-Form Merger. If at any time after the Acceptance Time, Parent, Purchaser or any other subsidiary of Parent collectively owns at least 80% of the outstanding Shares, the parties will take all actions necessary and appropriate to cause the Merger to become effective as soon as practicable without a meeting of the Company’s stockholders in accordance with Pennsylvania law.

Equity Awards. At or immediately prior to the Effective Time, each outstanding option to purchase Shares under any employee stock option or compensation plan or arrangement of the Company, whether or not exercisable or vested, will be cancelled, and the Company will pay to each former holder of any such option, at or promptly after the Effective Time, an amount in cash determined by multiplying (i) the excess, if any, of the consideration to be paid for the Merger over the applicable exercise price of such option by (ii) the number of Shares such holder could have purchased (assuming full vesting of all stock options of the Company) had such holder exercised such stock option in full immediately prior to the Effective Time.

At or immediately prior to the Effective Time, each outstanding restricted Share of the Company will vest and become free of such other lapsing restrictions as of the Effective Time and, as of the Effective Time, be cancelled and converted into the right to receive the Offer Price.

At or immediately prior to the Effective Time, each outstanding stock appreciation right entitling the holder thereof the right to receive Shares (or a cash payment determined in relation to the value thereof) upon exercise issued pursuant to any employee stock option or compensation plan or arrangement of the Company, whether or not exercisable or vested, will be cancelled, and the Company will pay to each former holder of any such right, at or promptly after the Effective Time, an amount in cash determined by multiplying (i) the excess, if any, of the consideration to be paid as a result of the Merger over the applicable exercise price of such right by (ii) the number of Shares subject to such stock appreciation right (assuming full vesting of all stock appreciation rights).

All stock options or stock appreciation rights with an exercise price greater than the Offer Price will not receive any payment, and the stock option or stock appreciation right will be canceled in accordance with its terms.

Adjustments. The Merger Agreement provides that if, during the period between the date of the Merger Agreement and the Effective Time, any change in the outstanding shares of capital stock of the Company shall occur, as a result of any reclassification, recapitalization, stock split (including reverse stock split), merger, combination, exchange or readjustment of Shares, subdivision or other similar transaction, or any stock dividend thereon with a record date during such period, the Offer Price, the consideration to be paid as a result of the Merger and any other amounts payable pursuant to the Merger Agreement shall be appropriately adjusted to eliminate the effect of such event on the Offer Price, the consideration to be paid as a result of the Merger or any such other amounts payable pursuant to the Merger Agreement.

Representations and Warranties. In the Merger Agreement, the Company has made representations and warranties to Parent and Purchaser, including representations relating to: corporate organization and qualifications; corporate authorization; governmental authorization; non-contravention; capitalization; subsidiaries; SEC filings, internal controls and compliance with the Sarbanes-Oxley Act of 2002; financial statements; the Company’s disclosure documents (including information to be included in the Schedule 14D-9, the proxy or information statement (if required) and other documents to be filed by the Company in connection with the transactions contemplated by the Merger Agreement); the absence of certain changes to the Company’s business; the absence of undisclosed material liabilities; litigation; compliance with applicable laws; material contracts; taxes; employee benefit plans and employment arrangements; intellectual property; properties; assets; environmental matters; antitakeover statutes; the opinion of the Company’s financial advisor; and finders’ fees. Parent has made representations and warranties to the Company with respect to, among other matters: Parent’s corporate existence and power; corporate authorization; governmental authorization; non-contravention; Parent’s disclosure documents (including information to be included in the Offer documents and other documents to be filed in connection with the transactions contemplated by the Merger Agreement); financing of the transactions contemplated by the Merger Agreement; finders’ fees; operations and assets of Purchaser; and ownership of Shares. The representations and warranties are subject to limitations and qualifications agreed upon by the contracting parties.

The representations and warranties will not survive the Effective Time or, except as otherwise provided under “Termination” below, the termination of the Merger Agreement.

Operating Covenants of the Company. Pursuant to the Merger Agreement, from the date of the Merger Agreement until the earlier of the Effective Time and three business days following the closing of the Offer, the

Company will, and will cause each of its subsidiaries to, except with the prior written consent from Parent, conduct its business in the ordinary course consistent with past practices. The Merger Agreement also contains specific restrictive covenants as to certain activities of the Company until the earlier of the Effective Time and three business days following the closing of the Offer, that are not permitted without the prior written consent of Parent, which restrictive covenants provide that, subject to certain exceptions, the Company will not, and will not permit any of its subsidiaries to, among other things:

•	issue, deliver, sell, dispose of, pledge or otherwise encumber, or authorize of propose the issuance, sale, disposition or pledge or other encumbrance of any additional Shares or other securities;

•	redeem, purchase or otherwise acquire, or prose to offer to redeem, purchase or otherwise acquire, any outstanding Shares;

•	split, combine, subdivide or reclassify any shares of the Company’s Common Stock or declare, set aside for payment or pay any dividend of any Shares;

•	adopt a plan of complete or partial liquidation, dissolution ,merger, consolidation, restructuring, recapitalization or other reorganization of the Company;

•	amend its Articles of Incorporation, Bylaws or other organizational documents, except as require by law;

•

enter into, adopt, amend, renew or extend any employee benefit plan or any other compensatory program, policy or arrangement except as required by law, or, except in accordance with past practice, increase the salaries or wages of employees;

•	make any material change in financial accounting methods, principles or practices, except as required by law;

•	directly or indirectly acquire or agree to acquire in any transaction any equity interest in or business of any entity or division thereof for a purchase price in excess of $500,000;

•

other than sales of inventory in the ordinary course of business consistent with past practice, sell, lease, license or otherwise dispose of any tangible properties or assets in excess of $250,000 or sell, lease, mortgage or otherwise dispose of any real property;

•	encumber or subject to any lien any properties or assets;

•

except as required by law, make any material tax election or settle or compromise any material tax liability, change its fiscal year, change any method of accounting for tax purposes, fie any material amended tax returns or take any other action, or omit to take any other action, that would have the effect of materially increasing the Company’s tax liability;

•

incur any obligations for borrowed money, capitalized lease obligations, guarantees or obligations to maintain the financial position or covenants of others, except for indebtedness incurred in the ordinary course of business under the Company’s existing credit facility, provided that in no event shall the aggregate principal amount of indebtedness outstanding on the Closing Date exceed $28,500,000 (in addition to up to $5,000,000 incurred under letters of credit in the ordinary course of business;

•

make any capital expenditures except for capital expenditures in the Company’s budget, other capital expenditures in an amount not to exceed $250,000, or purchases of supplies in the ordinary course of business;

•

settle, compromise, discharge or agree to settle any litigation, investigation, arbitration or proceeding other than those that do not involve the payment by the Company of monetary damages in excess of $100,000 in any individual instance or $250,000 in the aggregate;

•	enter into any agreement with respect to, modify, extend, amend, terminate, cancel, renew or supplement any material contract or waive any rights or claims under such contracts; or

•	agree or commit to do any of the foregoing.

Stockholder Meeting. The Merger Agreement provides that the Company will, if the adoption of the Merger Agreement by the Company’s stockholders is required by applicable law in order to consummate the Merger, hold a meeting of its stockholders for the purpose of voting on the approval and adoption of the Merger Agreement and the Merger, and will, subject to the terms of the Merger Agreement, recommend approval and adoption of the Merger Agreement.

No Solicitation. Pursuant to the Merger Agreement, the Company has agreed that it will not and will cause its subsidiaries and its and their officers, directors, employees, investment bankers, attorneys, accountants, consultants and other agents, advisors or representatives (collectively, “Representatives”) not to, directly or indirectly:

•	solicit, initiate or knowingly take any action to facilitate or encourage the submission of any Acquisition Proposal (as defined below); or

•

enter into or participate in any discussions or negotiations with, furnish any information relating to the Company or any of its subsidiaries or afford access to the business, properties, assets, books or records of the Company or any of its subsidiaries to, otherwise cooperate in any way with, or knowingly assist, participate, facilitate or encourage any effort by any third party that is seeking to make, or has made, an Acquisition Proposal.

Notwithstanding the foregoing, at any time prior to the earlier of the Offer Closing and obtaining shareholder approval for the Merger, the Board of Directors of the Company, directly or indirectly through advisors, agents or other intermediaries, may: (i) engage in negotiations or discussions with any third party that, subject to the Company’s compliance with the non-solicitation provisions described above, has made after the date of the Merger Agreement a Superior Proposal (as defined below) or an unsolicited bona fide Acquisition Proposal that the Board of Directors of the Company reasonably believes (after considering the advice of a financial advisor of nationally recognized reputation and outside legal counsel) is reasonably likely to lead to a Superior Proposal; and (ii) thereafter furnish to such third party non-public information relating to the Company or any of its subsidiaries pursuant to a confidentiality agreement with such third party; provided that all such information (to the extent that such information has not been previously provided or made available to Parent) is provided or made available to Parent prior to or substantially concurrently with the time it is provided or made available to such third party; in each case only if the Board of Directors of the Company, or any committee, determines in good faith, after considering advice from outside legal counsel, that the failure to take such action would be inconsistent with its fiduciary duties under applicable law. The Merger Agreement also provides that nothing therein will prevent the Board of Directors of the Company from complying with Rule 14e-2(a) under the Exchange Act with regard to an Acquisition Proposal, so long as any action taken or statement made is consistent with the non-solicitation provisions of the Merger Agreement; provided, that such requirement will in no way eliminate or modify the effect that any action pursuant to such requirement would otherwise have under the Merger Agreement.

The Board of Directors of the Company will not take any of the actions referred to in the foregoing paragraph unless the Company has delivered to Parent a prior written notice advising Parent that it intends to take such action, and, after taking such action, the Company will continue to advise Parent of the status and terms of any discussions and negotiations with the third party. In addition, the Company will notify Parent promptly (but in no event later than 48 hours) after receipt by the Company (or any of its Representatives) of any Acquisition Proposal, which notice shall be provided orally and in writing and shall identify the third party making, and the terms and conditions of, any such Acquisition Proposal including a copy of such Acquisition Proposal if such Acquisition Proposal is in writing. The Company will keep Parent reasonably informed, on a current basis, of the status and details of any such Acquisition Proposal (including any changes thereto).

Notwithstanding the foregoing, at any time prior to the earlier of the Offer Closing and obtaining shareholder approval for the Merger, the Board of Directors of the Company (or any committee) may (i) authorize the Company to terminate the Merger Agreement and enter into an agreement, arrangement or understanding with respect to an Acquisition Proposal and/or make a Board Recommendation Change following receipt of an Acquisition Proposal made after the date hereof that the Board of Directors of the Company (or any committee) determines in good faith, after consultation with its outside financial and legal advisors, constitutes, or is reasonably likely to lead to, a Superior Proposal, provided, that such Acquisition Proposal did not result, directly or indirectly, from a material breach of the Merger Agreement, and that the Board of Directors of the Company (or any committee) has determined in good faith, after consultation with outside legal counsel, that the failure to take such action would be inconsistent with the best interests of the Company’s stockholders, or (ii) make a Board Recommendation Change if the Board of Directors of the Company (or any committee) determines in good faith, after consultation with outside legal counsel, that the failure to do so would be inconsistent with the best interests of the Company’s stockholders.

A “Board Recommendation Change” means either of the following, as the context may indicate: (i) any failure by the Board of Directors of the Company (or any committee) to make, or any withdrawal or modification in a manner adverse to Parent of, the existing recommendation of the Board of Directors to the Company’s stockholders to accept the Offer, tender their Shares to Purchaser in the Offer, and, if required by Pennsylvania law, adopt the Merger Agreement and approve the Merger; or (ii) the Board of Directors of the Company (or any committee) approving, recommending, endorsing or resolving to approve, recommend or endorse an Acquisition Proposal or recommending against the adoption of the Merger Agreement by the stockholders of the Company.

An “Acquisition Proposal” means, other than the transactions contemplated by the Merger Agreement, any proposal or offer, whether in writing or otherwise, from any third party to acquire beneficial ownership (as determined under Rule 13d-3 of the Exchange Act) of all or more than twenty percent (20%) of the assets of the Company, or twenty percent (20%) or more of any class of equity securities of the Company pursuant to a merger, consolidation or other business combination, sale of shares of stock, sale of assets, tender offer, exchange offer or similar transaction or series of related transactions, which is structured to permit such third party to acquire beneficial ownership of more than twenty percent (20%) of the assets of the Company, taken as a whole, or twenty percent (20%) or more of any class of equity securities of the Company.

A “Superior Proposal” means any bona fide written proposal not solicited or initiated in material violation of the Merger Agreement that (x) relates to an acquisition by a person or group acting in concert of either (A) more than fifty percent (50%) of the Company’s capital stock pursuant to a tender offer, merger or otherwise or (B) more than fifty percent (50%) of the assets used in the conduct of the business of the Company, (y) the Company Board determines in its good faith judgment (after consultation with outside legal counsel and financial advisors) would, if consummated, result in a transaction that is (A) more favorable to the Company’s stockholders from a financial point of view than the transactions contemplated by the Merger Agreement (including the Offer and the Merger), taking into account all relevant factors (including all the terms and conditions of such proposal and the Offer and the Merger Agreement) (including any changes to the terms of the Offer and the Merger Agreement proposed by Parent in writing in response to such proposal or otherwise)) and (B) reasonably capable of being consummated on the terms proposed, taking into account all legal, financial, regulatory, and other aspects of the proposal.

Access to Information. From the date of the Merger Agreement until the earlier of the Effective Time and the date, if any, on which the Merger Agreement is terminated pursuant to the terms of the Merger Agreement, and subject to applicable law, the Company will, and will cause its subsidiaries to, (i) give to Parent, its counsel, accountants, and other authorized representatives reasonable access to the Company’s offices, properties, books and records, officers, employees, accountants, consultants, plants, and commitments, (ii) furnish to Parent, its officers, employees, counsel, accountants, and other authorized representatives information concerning the Company’s business, properties, and personnel as may be reasonably requested, provided, however, that any access shall be done in a manner that does not materially interfere with the normal operations of the Company.

Employee Matters. Pursuant to the Merger Agreement, for a period equal to the lesser of one (1) year after the Effective Time or the date on which the insurance or other contract or agreement providing benefits under the applicable plan expires, Parent will cause to be provided to all employees of the Company or any of its subsidiaries immediately prior to the Effective Time who remain employed with the Surviving Corporation or any of its subsidiaries (each a “Continuing Employee”) employee benefits at the same levels in effect on the date of the Merger Agreement.

The Merger Agreement further provides that Parent will: (i) waive, or cause to be waived, any pre-existing condition limitations, exclusions, actively-at-work requirements and waiting periods under any health or welfare benefit plan maintained by Parent in which the Continuing Employees (and their eligible dependents) will be eligible to participate from and after the Closing Date, except to the extent that such pre-existing condition limitations, exclusions, actively-at-work requirements and waiting periods were not satisfied or waived under the comparable plan of the Company in which the Continuing Employee participated and (ii) if a Continuing Employee commences participation in any health benefit plan of Parent after the commencement of a plan year, to the extent practicable, cause any health benefit plan of Parent in which the Continuing Employee participates after the Closing Date to recognize the dollar amount of all co-payments, deductibles and similar expenses incurred by such Continuing Employee (and his or her eligible dependents) under any Company employee benefit plan during such plan year for purposes of satisfying such plan year’s deductible and co-payment limitations under the relevant welfare benefit plans in which such Continuing Employee (and dependents) commences participation.

Indemnification and Insurance. The Merger Agreement provides that, for six years after the Effective Time, the Surviving Corporation will indemnify, defend and hold harmless each present and former director, officer, employee, fiduciary or agent of the Company (each an “Indemnified Person”) in respect of acts or omissions occurring at or prior to the Effective Time as provided for under Pennsylvania law or the Company’s Articles of Incorporation, Bylaws or other organizational documents. The indemnification obligations described in this paragraph are subject to any limitations imposed from time to time under applicable law.

The Merger Agreement also provides that, for six years after the Effective Time, the Surviving Corporation will provide officers’ and directors’ liability insurance (collectively, “D&O Insurance”) in respect of acts or omissions occurring prior to the Effective Time covering each Indemnified Person covered as of the date of the Merger Agreement by the Company’s D&O Insurance policy on terms with respect to coverage and amount no less favorable than those of such policy in effect on the date of the Merger Agreement; provided that, in satisfying the obligation in this paragraph, the Surviving Corporation will not be obligated to pay an aggregate premium in excess of 300% of the amount per annum the Company paid in its last full fiscal year, which amount the Company has disclosed to Parent prior to the date of the Merger Agreement.

Financing. Each of Parent and Purchaser will use its commercially reasonable efforts to obtain the Financing on the terms and conditions described in the Wells Fargo Commitment (or on terms no less favorable to Parent and Purchaser with respect to the conditionality and amount (including the amount of fees to be paid) thereof) and shall not permit any amendment or modification to be made to, or any waiver of any provision or remedy under the Wells Fargo Commitment (other than to increase the amount of the Financing), if such amendment, modification or waiver reduces the aggregate amount of the Financing (including by changing the amount of fees to be paid), amends the conditions precedent to the Financing in a manner that would reasonably be expected to delay or prevent the Offer Closing or make the funding of the Financing less likely to occur. Each of Parent and Purchaser shall use its commercially reasonable efforts (i) to maintain in effect the Wells Fargo Commitment and to negotiate and enter into definitive agreements with respect to the Wells Fargo Commitment on the terms and conditions contained in the Wells Fargo Commitment (or on terms no less favorable to Parent and Purchaser), (ii) to satisfy on a timely basis all conditions applicable to it in such definitive agreements that are within its control, (iii) upon satisfaction of such conditions, to consummate the Financing at or prior to the Offer Closing (with respect to amounts required to consummate the Offer) and the Closing (with respect to amounts required to consummate the Merger and make other payments due at such time in accordance with the terms hereof) and (iv) to comply with its obligations under the Wells Fargo Commitment. If any portion of the Financing becomes unavailable on the terms and conditions contemplated by the Wells Fargo Commitment, (i) Parent and Purchaser shall promptly notify the

Company and (ii) Parent and Purchaser Sub shall use their commercially reasonable efforts to arrange and obtain alternative financing from alternative sources in an amount sufficient to consummate the transactions contemplated by the Merger Agreement and on terms and conditions that are not materially less favorable from the standpoint of Parent, Purchaser and the Company than the terms and conditions set forth in the Wells Fargo Commitment as promptly as practicable following the occurrence of such event.

The Company will provide to Parent and Purchaser all cooperation that is reasonably requested by Parent and that is customary in connection with the arrangement of debt financing in acquisition transactions, provided, however, that no such requested cooperation may unreasonably interfere with the ongoing operations of the Company. Such cooperation shall include, without limitation, (i) furnishing Parent, Purchaser and their Financing sources as promptly as practicable with financial and other pertinent information regarding the Company, as may be reasonably requested by Parent, and identifying any portion of such information that constitutes material non-public information, (ii) in each case, upon reasonable notice and in reasonably convenient locations, making senior management of the Company available to participate in a reasonable number of meetings, presentations, due diligence sessions, and sessions with prospective lenders in connection with the Financing, (iii) taking all corporate actions, subject to and only effective upon the occurrence of the Effective Time, required to permit the consummation of the Financing and to permit the proceeds thereof to be made available to the Surviving Corporation immediately after the Effective Time; and (iv) otherwise taking actions within its control to cooperate in satisfying the conditions precedent set forth in the Wells Fargo Commitment or the definitive documents related to the Financing, provided, however, that no obligation of the Company under any certificate, document or instrument shall be effective until the Effective Time, and none of the Company or any of its Subsidiaries shall be required to pay any commitment or other similar fee, pay any expense or incur any other obligation or liability in connection with the Financing prior to the Effective Time.

Efforts to Complete Transaction. The parties have agreed to use their commercially reasonable efforts to take, or cause to be taken, all appropriate action, and to do, or cause to be done, all things necessary, proper or advisable under applicable laws to consummate the transactions contemplated by the Merger Agreement, including the Offer and the Merger, including, without limitation, using their commercially reasonable efforts to obtain all permits, consents, approvals, authorizations, qualifications and orders of governmental entities and parties to Company contracts as are necessary for the consummation of the transactions contemplated by the Merger Agreement, including the Offer and the Merger.

Pursuant to the Merger Agreement, each of Parent and the Company will promptly notify the other party of: (i) any notice or other communication from any person alleging that the consent of such person is or may be required in connection with the transactions contemplated by the Merger Agreement, including the Merger, (ii) any notice or communication from any governmental entity in connection with the transactions contemplated by the Merger Agreement, including the Merger and (iii) any action or proceeding commenced or, to the Knowledge of the Company or Parent, threatened against the Company or Parent or any of their respective subsidiaries which relates to the consummation of the transactions contemplated by the Merger Agreement, including the Merger. Until the earlier of the Effective Time or the date of termination of the Merger Agreement, each party shall promptly, upon knowledge thereof, notify the other in writing of (a) the occurrence, or non-occurrence, of any event the occurrence, or non-occurrence, of which would be reasonably likely to cause (i) any representation or warranty contained in the Merger Agreement made by such party (A) in the case of any representation or warranty made by Parent or Purchaser, to be untrue or inaccurate in any material respect and (B) in the case of any representation or warranty made by Company, to be untrue or inaccurate such that the conditions to complete the Offer would not be satisfied or (ii) any covenant, condition or agreement contained in the Merger Agreement not to be complied with or satisfied in any material respect and (b) any material failure of the Company or Parent, as the case may be, to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it thereunder.

Conditions to the Offer. See Section 15 — “Conditions to Purchaser’s Obligations” in this Offer to Purchase.

Conditions to the Merger. The obligations of each party to consummate the Merger following completion of the Offer are subject to the satisfaction (or, to the extent possible, waiver) of the following conditions:

•	if required by Pennsylvania law, the Merger will have been approved by the stockholders of the Company in accordance with Pennsylvania law;

•	no applicable law will prohibit the consummation of the Merger; and

•	the Purchaser shall have accepted for purchase all shares of the Company’s Common Stock that have been validly tendered and not properly withdrawn pursuant to the Offer.

Termination. The Merger Agreement may be terminated and the Offer and Merger may be abandoned at any time prior to the Effective Time:

(i) by mutual written agreement of the Company and Parent;

(ii) by either the Company or Parent if:

(a) the Merger shall not have occurred on or before December 30, 2011, provided however, that the right to terminate the Merger Agreement pursuant to this subsection will not be available to any party if (x) the Offer Closing shall have occurred or (y) the failure of such Party to perform any of its obligations under the Merger Agreement has been the principal cause of the failure of the Merger to be consummated on or before such date; or

(b) there shall be any restraint enjoining, restraining, preventing or prohibiting the consummation of the Offer or the Merger in effect and that has become final and non-appealable and has the ffect of making the consummation of the Offer or the Merger illegal or otherwise restraining, preventing or prohibiting consummation of the Offer or the Merger;

(iii) by Parent if:

(a) there has occurred a breach of or failure to perform any representation, warranty, covenant or agreement on the part of the Company set forth in the Merger Agreement, which breach or failure to perform (y) if the Offer has not been terminated pursuant to the Merger Agreement, would cause any of the conditions to the Offer not be satisfied, or if the Offer has been terminated pursuant to the Merger Agreement, would cause any of the conditions of the Merger not be satisfied, and (z) if such breach or failure to perform cannot be cured by the Company, at least twenty business days shall have elapsed since the date of delivery of a written notice of such breach or failure to perform to the Company from Parent and such breach or failure to perform shall not have been cured in a manner such that such breach or failure to perform no longer results in the applicable condition not being satisfied or if such breach or failure to perform is capable of being cured by the Company, the Company does not cure such breach or failure to perform within ten business days after the date of delivery of a written notice of such breach or failure to perform to the Company, provided, that Parent shall not have the right to terminate the Merger Agreement pursuant to this provision if the Company’s breach or failure to perform any of its representations, warranties, covenants or other agreements contained in the Merger Agreement was primarily due to the failure of Parent or Purchaser to perform any of their obligations under the Merger Agreement;

(b) the Company’s Board of Directors makes a Board Recommendation Change (whether or not in compliance with the terms of the Merger Agreement);

(c) the Company shall have breached any of its obligations under the Merger Agreement which resulted in an Acquisition Proposal being announced, submitted or made;

(d) after a tender offer or exchange offer is commenced that, if successful, would result in any Person or “group” (as defined under Section 13(d) of the Exchange Act) becoming a beneficial owner of 20% or more of the outstanding shares of the Company, the Company’s Board of Directors shall have failed to recommend that the Company’s stockholders not tender their Shares in such tender or exchange offer within ten business days after commencement of such tender offer or exchange offer; or

(e) the Company Board of Directors shall have failed to reconfirm the Company Board Recommendation promptly, and in any event within five business days, following Parent’s reasonable request to do so; or

(iv) by the Company if:

(a) if (i) Parent or Purchaser shall have (A) failed to commence the Offer within ten business days following the date of the Merger Agreement, (B) in violation of the terms of the Merger Agreement, terminated the Offer without having accepted all of the shares of Common Stock tendered for payment thereunder, (C) in violation of the terms of the Merger Agreement, failed to timely accept for payment and purchase all shares of common stock that have been validly tendered and not withdrawn pursuant to the Offer if all Offer conditions shall have been satisfied or waived as of the expiration of the Offer, or (D) taken any of the actions prohibited with regard to modifying the Offer set forth in the Merger Agreement without the prior written consent or waiver of the Company; and (ii) the Company shall not have breached any of its obligations under the Merger Agreement in any manner that shall have proximately caused or resulted in the failure of the Offer to be commenced or consummated;

(b) if Parent or Purchaser shall have breached or failed to perform any of their respective representations, warranties, covenants or other agreements contained in the Merger Agreement, which breach or failure to perform (x) if the Offer has not been terminated pursuant to the Merger Agreement, would cause any of the conditions to the Offer not be satisfied, or if the Offer has been terminated pursuant to the Merger Agreement, would cause any of the conditions of the Merger not be satisfied, (y) shall have been notified by the Company in a written notice delivered to Parent or Purchaser and (z) cannot be cured by the December 30, 2011 or at least thirty (30) days shall have elapsed since the date of delivery of a written notice of such breach from the Company to Parent or Purchaser and such breach shall not have been cured in a manner such that such breach no longer results in the applicable condition not being satisfied; provided, however, that the right to terminate the Merger Agreement under this provision shall not be available to the Company if (i) Parent’s or Purchaser’s breach or failure to perform any of their respective representations, warranties, covenants or other agreements contained in the Merger Agreement was primarily due to the failure of the Company to perform any of its obligations under the Merger Agreement or (ii) Parent waives the applicable condition (provided such condition is not the Minimum Condition); or

(c) prior to the Acceptance Date if the Offer has not been terminated pursuant to the Merger Agreement and prior to obtaining the Company stockholder approval if the Offer has been terminated, in order to enter into a transaction that is a Superior Proposal; provided, that such Acquisition Proposal did not result, directly or indirectly, from a breach of the Company’s obligations under the Merger Agreement and the Company makes payment to Parent of a termination fee in the amount of $2,000,000 concurrently with such termination.

In the event of the termination of the Merger Agreement in accordance with its terms, the Merger Agreement will become void and of no effect without liability of any party (or any stockholder, director, officer, employee, agent, consultant or representative of such party) to the other party, provided that, nothing in the Merger Agreement shall relieve any party from liability or damages incurred or suffered by a party for any fraud or any knowing or intentional breach prior to such termination of its representations, warranties, covenants and agreements contained in the Merger Agreement.

A “Company Material Adverse Effect” means any fact, circumstance, event, change, effect, violation or occurrence that, individually or in the aggregate with all other facts, circumstances, events, changes, effects, violations or occurrences, (a) has or would be reasonably expected to have a material adverse effect on the financial condition, business, assets, liabilities or results of operations of the Company and its Subsidiaries, taken as a whole, or (b) prevents, impedes, interferes with, hinders or delays in any material respect the ability of the

Company to consummate the Merger or the other transactions or perform its obligations, in each case as contemplated by the Merger Agreement; provided, however, that in the case of clause (a) only, none of the following, and no effect arising out of or resulting from the following, shall be deemed to be a Company Material Adverse Effect with respect to clause (a) and shall not be considered in determining whether there has occurred, or may, would or could occur, a Company Material Adverse Effect with respect to clause (a): (i) any changes, events, occurrences or conditions generally affecting the economy or the credit, financial or capital markets in the United States or elsewhere in the world, including changes in interest or exchange rates, (ii) changes, events, occurrences or effects arising out of, resulting from or attributable to acts of sabotage, terrorism, war (whether or not declared), (iii) changes, events, occurrences or effects arising out of, resulting from or attributable to any escalation or worsening of such acts of sabotage, terrorism or war (whether or not declared) threatened or underway as of the date of the Merger Agreement, (iv) changes, events, occurrences or effects arising out of, resulting from or attributable to pandemics, earthquakes, hurricanes, tornados, tsunamis or other natural disaster occurring in the United States or elsewhere in the world, (v) changes, events, occurrences or effects arising out of, resulting from or attributable to changes in Law, GAAP or other accounting standards, regulations or principles or any changes in the interpretation or enforcement of any of the foregoing, or changes in regulatory or political conditions, (vi) changes as a result of any action or failure to take action, in each case consented to or requested by Parent, (vii) events attributable to the announcement or performance of the Merger Agreement or the consummation of the transactions contemplated by the Merger Agreement or the pendency of the Offer or the Merger (including the loss or departure of officers or other employees of the Company or any of its Subsidiaries, or the termination, reduction (or potential reduction) or any other negative effect (or potential negative effect) on the Company’s relationships or agreements with any of its customers, suppliers or other business partners, (viii) events attributable to the taking of any action by the Company or its Subsidiaries if that action is contemplated or required by, the Merger Agreement, or with Parent’s or Purchaser’s consent, or the failure to take any action by the Company or its Subsidiaries if that action is prohibited by the Merger Agreement, or the consummation of the transactions contemplated by the Merger Agreement, (ix) a decline in the market price, or a change in the trading volume, of the Company Common Stock (provided that any event, condition, change, occurrence or development of a state of circumstances that may have caused or contributed to such change in market price or trading volume shall not be excluded under this proviso), (x) any change in the Company’s credit ratings, if any, (xi) any failure by the Company to meet any published estimates, projections, predictions, or expectations of the Company’s revenue, earnings or other financial performance or results of operations for any period (other than those directly publicly disseminated by the Company during the Company’s fiscal year 2011, the effects ((excluding the effects referred to in clause (xiv) of this definition)) of the failure of which are reasonably expected to result in material damages to the Company, and provided further that any event, condition, change, occurrence or development of a state of circumstances that may have caused or contributed to such failure to meet any published estimates, projections, predictions, or expectations shall not be excluded under this provision), (xii) any failure by the Company to meet any internal budgets, plans or forecasts of its revenues, earnings or other financial performance or results of operations including any budgets, plans or forecasts previously made available to Parent, (xiii) effects arising out of or related to any matters disclosed on the Company’s disclosure schedule, or (xiv) effects arising out of or related to any legal proceedings commenced by or involving any of the current or former stockholders of the Company (on their own behalf or on behalf of the Company) arising out of or related to any failure by the Company referred to in clause (xi) above, the Merger Agreement or any of the transactions contemplated thereby, which, based on the underlying merits of such legal proceedings, are not reasonably expected to result in an award of material damages or injunctive relief against the Company or its directors; provided, however, that, any fact, circumstance, event, change or occurrence referred to in clauses (i) through (v) immediately above shall be taken into account in determining whether a Company Material Adverse Effect has occurred or is reasonably expected to occur to the extent that such fact, circumstance, event, change, violation or occurrence has had, or would reasonably be expected to have, a materially disproportionate impact on the financial condition, business, assets, liabilities or results of operations of the Company and its Subsidiaries, taken as a whole, relative to other participants in the industries in which the Company and its Subsidiaries are involved (in which event the extent of such material adverse change may be taken into account in determining whether a Company Material Adverse Effect has occurred).

A “Parent Material Adverse Effect” means any change, effect, event, occurrence, state of facts or development which individually or in the aggregate prevents or materially impedes, interferes with, hinders or delays the consummation by Parent or Purchaser of the Offer, the Merger or the other transactions or performance of its obligations, in each case as contemplated by the Merger Agreement.

Fees and Expenses. Except as otherwise provided in the Merger Agreement, all costs and expenses incurred in connection with the Merger Agreement will be paid by the party incurring such cost or expense.

Amendment; Waiver. Any provision of the Merger Agreement may be amended or waived prior to the Effective Time if, but only if, such amendment or waiver is in writing and is signed, in the case of an amendment, by each party to the Merger Agreement or, in the case of a waiver, by each party against whom the waiver is to be effective, provided that, after Purchaser purchases any Shares pursuant to the Offer, no amendment will be made that decreases the Merger consideration, and after the Company’s stockholders have approved the Merger, there will be no amendment or waiver that pursuant to Pennsylvania law requires further approval of the Company’s stockholders without the Company’s stockholders’ further approval.

14.    Dividends and Distributions.

According to the Company’s Annual Report on Form 10-K for the fiscal year ended January 1, 2011, the Company has not paid a dividend on the Shares since becoming a public company. The Company disclosed that it intends to retain future earnings, if any, to finance the expansion of its business and does not expect to pay any cash dividends in the foreseeable future. Pursuant to the Merger Agreement, the Company has agreed not to declare, set aside or pay any dividend or make any other distribution (whether in cash, stock, property or any combination thereof) in respect of its capital stock or other securities (other than dividends or distributions by any of its wholly owned subsidiaries. If Parent acquires control of the Company, it currently intends that no dividends will be declared on the Shares prior to the Effective Time.

15.    Conditions to Purchaser’s Obligations.

Notwithstanding any other provision in the Offer, Purchaser shall not be required to accept for payment or, subject to any applicable rules and regulations of the SEC, including Rule 14e-1(c) promulgated under the Exchange Act (relating to Purchaser’s obligation to pay for or return tendered Shares promptly after termination or withdrawal of the Offer), pay for, and may (subject to any such rules and regulations), to the extent expressly permitted by the Merger Agreement, delay the acceptance for payment of any tendered Shares if: (a) prior to the expiration of the Offer, the Minimum Condition shall not have been satisfied; (b) prior to the expiration of the Offer, the Financing Proceeds Condition shall not have been satisfied; or (c) at any time on or after the date of the Merger Agreement and prior to the expiration of the Offer, any of the following conditions shall occur and be continuing as of the Expiration Date:

(i) There shall be pending any action, suit or proceeding brought by any Governmental Entity that is seeking to (A) impose material limitations on the ability of Parent or Purchaser to exercise effectively full rights of ownership of any shares of Company Common Stock, including the right to vote any shares of Company Common Stock acquired by Purchaser pursuant to the Offer or otherwise, on all matters properly presented to the Company’s stockholders, including, without limitation, the adoption of the Agreement and the approval of the transactions contemplated by the Agreement; (B) impose material limitations on Parent’s ability to exercise effectively full rights of ownership over the operation of all or a material portion of Parent’s or the Company’s businesses or assets (whether held directly or through Subsidiaries), or to compel Parent or the Company to dispose or hold separate any material portion of the business or assets of Parent or the Company (whether held directly or through Subsidiaries), in either instance measured against the Company and its operations, taken as a whole, or (C) restrain, enjoin or otherwise prohibit the making or consummation of the Offer or the Merger or any of the other transactions contemplated by the Agreement;

(ii) There shall have been (A) any judgment, Order or injunction entered or issued by any Governmental Entity of competent jurisdiction or (B) any applicable Law promulgated, enacted, entered, enforced, issued or amended by any Governmental Entity that would, or is reasonably likely, directly or indirectly, to result in any of the consequences referred to in clauses (A), (B) or (C) of clause (i) above;

(iii) (A) the Company shall not have performed and complied in all material respects with its obligations under the Merger Agreement required to be performed or complied with at or prior to the Expiration Date and such failure to so perform and comply has not been cured prior to the scheduled expiration of the Offer (including any extensions thereof), and (B)(1) the representations and warranties of the Company contained in the Merger Agreement (other than those relating to capitalization, corporate authorization and anti-takeover statutes) shall not be true and correct as of the Expiration Date with the same effect as though made as of the Expiration Date, except (x) that the accuracy of representations and warranties that by their terms speak as of the date of the Merger Agreement or some other date will be determined as of such date and (y) where any such failure of the representations and warranties in the aggregate to be true and correct would not have a Company Material Adverse Effect (without giving effect to any “materiality” or “Company Material Adverse Effect” qualifications contained therein); and (2) the representations and warranties of the Company relating to capitalization, corporate authorization and anti-takeover statutes shall not be true and correct in all material respects as of the Expiration Date;

(iv) a Company Material Adverse Effect shall have occurred since the date of the Merger Agreement;

(v) the Merger Agreement shall have been terminated in accordance with its terms;

(vi) the Company shall not have furnished Parent with a certificate signed on its behalf by its Chief Executive Officer or Chief Financial Officer (solely in each of his capacity as an officer of the Company without personal liability), attesting as of the Expiration Date, to the absence of the conditions set forth in items (iii) and (iv);

(vii) the Company’s Board of Directors shall have made a Board Recommendation Change, the Company’s Board of Directors shall have failed to publicly affirm the Company Board Recommendation within five business days of a request in writing to do so by Parent or Purchaser following the public announcement or public disclosure of an Acquisition Proposal, the Company shall have failed to include the Company Board Recommendation in the Schedule 14D-9, or (iv) there was a willful breach by the Company of its obligations under the Merger Agreement with regard to its non-solicitation obligations; or

(viii) if the exercise of the Top-Up Option is necessary to ensure that Parent or Purchaser owns at least 80% of the outstanding shares of Company Common Stock on a Fully-Diluted Basis, there shall exist under applicable Law or other restraint any restriction or legal impediment on Purchaser’s ability and right to exercise the Top-Up Option, or the shares of Company Common Stock issuable upon exercise of the Top-Up Option together with the shares of Company Common Stock validly tendered in the Offer and not properly withdrawn are insufficient for Purchaser to own at least 80% of the outstanding shares of Company Common Stock on a Fully-Diluted Basis.

For purposes of determining whether the Minimum Condition has been satisfied, Parent and Purchaser shall include for purposes of its determination thereof shares tendered in the Offer pursuant to guaranteed delivery procedures if and only if shares have been delivered pursuant to such procedures.

16.    Certain Regulatory and Legal Matters.

Except as set forth in this Section 16, Purchaser is not aware of any approval or other action by any governmental or administrative agency which would be required for the acquisition or ownership of Shares by Purchaser as contemplated herein. Should any such approval or other action be required, it will be sought, but Purchaser has no current intention to delay the purchase of Shares tendered pursuant to the Offer pending the outcome of any such matter, subject, however, to Purchaser’s right to decline to purchase Shares if any of the conditions to the Offer shall not have been satisfied. There can be no assurance that any such approval or other action, if needed, would be obtained or would be obtained without substantial conditions, or that adverse consequences might not result to the Company’s business or that certain parts of the Company’s business might not have to be disposed of if any such approvals were not obtained or other actions not taken.

Registration under the Exchange Act. The Shares are currently registered under the Exchange Act. The purchase of the Shares pursuant to the Offer may result in the Shares becoming eligible for deregistration under the Exchange Act. Registration may be terminated upon application of the Company to the SEC if the Shares are neither listed on a national securities exchange nor held by 300 or more holders of record. Termination of the registration of the Shares under the Exchange Act, assuming there are no other securities of the Company subject to registration, would substantially reduce the information required to be furnished by the Company to holders of Shares and to the SEC and would make certain of the provisions of the Exchange Act, such as the short-swing profit recovery provisions of Section 16(b), the requirement to furnish a proxy statement pursuant to Section 14(a) in connection with a stockholders meeting and the related requirement to furnish an annual report to stockholders and the requirements of Rule 13e-3 under the Exchange Act with respect to “going private” transactions, no longer applicable to the Company. Furthermore, “affiliates” of the Company and persons holding “restricted securities” of the Company may be deprived of the ability to dispose of such securities pursuant to Rule 144 promulgated under the Securities Act of 1933, as amended. If registration of the Shares under the Exchange Act were terminated, the Shares would no longer be “margin securities” or eligible for stock exchange listing. We believe that the purchase of the Shares pursuant to the Offer may result in the Shares becoming eligible for deregistration under the Exchange Act, and it would be Parent and Purchaser’s intention to cause the Company to terminate registration of the Shares under the Exchange Act as soon after consummation of the Offer as the requirements for termination of registration of the Shares are met.

If registration of the Shares under the Exchange Act is not terminated prior to the Merger, then the registration of the Shares under the Exchange Act and the listing of the Shares on The NASDAQ Global Select Market will be terminated following the completion of the Merger.

State Takeover Laws. A number of states (including Pennsylvania, where the Company is incorporated) have adopted takeover laws and regulations which purport, to varying degrees, to be applicable to attempts to acquire securities of corporations which are incorporated in such states or which have substantial assets, stockholders, principal executive offices or principal places of business therein. The Pennsylvania Takeover Disclosure Law (“PTDL”) purports to regulate certain attempts to acquire a corporation which (1) is organized under the laws of Pennsylvania or (2) has its principal place of business and substantial assets located in Pennsylvania. In Crane Co. v. Lam, the United States District Court for the Eastern District of Pennsylvania preliminarily enjoined, on grounds arising under the United States Constitution, enforcement of at least the portion of the PTDL involving the pre-offer waiting period thereunder. Section 8(a) of the PTDL provides an exemption for any offer to purchase securities as to which the board of directors of the target company recommends acceptance to its stockholders, if at the time such recommendation is first communicated to stockholders the offeror files with the Pennsylvania Securities Commission (“PSC”) a copy of the Schedule TO and certain other information and materials, including an undertaking to notify stockholders of the target company that a notice has been filed with the PSC which contains substantial additional information about the offering and which is available for inspection at the PSC’s principal office during business hours. The Company’s board of directors, by a unanimous vote of those voting at a meeting at which all the directors of the Company were present, has approved the transactions contemplated by the Merger Agreement and recommended acceptance of the Offer and approval of the Merger to the Company’s stockholders. While reserving and not waiving its right to challenge the validity of the PTDL or its applicability to the Offer, Purchaser is making a Section 8(a) filing with the PSC in order to qualify for the exemption from the PTDL. Pursuant to Section 10 of the PTDL, Purchaser will submit the appropriate $100 notice filing fee along with the Section 8(a) filing. Additional information about the Offer has been filed with the PSC pursuant to the PTDL and is available for inspection at the PSC’s office at Eastgate Office Building, 2nd Floor, 1010 North Seventh Street, Harrisburg, PA 17102-1410 during business hours.

Chapter 25 of the Business Corporation Law contains other provisions relating generally to takeovers and acquisitions of certain publicly owned Pennsylvania corporations such as the Company that have a class or series of shares entitled to vote generally in the election of directors of a corporation registered under the Exchange Act (a “registered corporation”). The following discussion is a general and highly abbreviated summary of certain features of such chapter and is qualified in its entirety by reference to Chapter 25 of the Business Corporation Law.

In addition to other provisions not applicable to the Offer or the Merger, Subchapter 25D of the Business Corporation Law includes provisions requiring approval of a merger of a registered corporation with an “interested shareholder” in which the “interested shareholder” is treated differently from other stockholders, by the affirmative vote of the stockholders entitled to cast at least a majority of the votes that all stockholders other than the interested shareholder are entitled to cast with respect to the transaction without counting the votes of the interested shareholder. This disinterested shareholder approval requirement is not applicable to a transaction (i) approved by a majority of disinterested directors, (ii) in which the consideration to be received by stockholders is not less than the highest amount paid by the interested shareholder in acquiring his shares, or (iii) effected without submitting the merger to a vote of stockholders as permitted in Section 1924(b)(1)(ii) of the Business Corporation Law. The Company has represented to Parent and Purchaser that Subchapter 25D will not be applicable to the contemplated Merger because of approval of the Merger by the Company’s board of directors prior to Parent or Purchaser becoming an interested shareholder.

Subchapter 25E of the Business Corporation Law provides that, in the event that Purchaser (or a group of related persons, or any other person or group of related persons) were to acquire Shares representing at least 20% of the voting power of the Company, in connection with the Offer or otherwise (a “Control Transaction”), stockholders of the Company would have the right to demand “fair value” of such stockholders’ Shares and to be paid such fair value upon compliance with the requirements of Subchapter 25E. Under Subchapter 25E, “fair value” may not be less than the highest price per share paid by the controlling person or group at any time during the 90-day period ending on and including the date of the Control Transaction, plus an increment, if any, representing any value, including, without limitation, any proportion of value payable for acquisition of control of the Company, that may not be reflected in such price. The Company has opted out of Subchapter 25E in its Articles of Incorporation and has represented to Parent and Purchaser that Subchapter 25E is not applicable to the transactions contemplated by the Merger Agreement.

Subchapter 25F of the Business Corporation Law prohibits under certain circumstances certain “business combinations,” including mergers and sales or pledges of significant assets, of a registered corporation with an “interested shareholder” for a period of five years. Subchapter 25F exempts, among other things, business combinations approved by the board of directors prior to a stockholder becoming an interested shareholder. The Company has represented to Parent and Purchaser that Subchapter 25F will not be applicable to the contemplated Merger because of approval of the Merger by the Company’s board of directors prior to Parent or Purchaser becoming an interested shareholder. The Company has also represented to Parent and Purchaser that the Company’s board of directors has exempted the Merger Agreement, and other agreements contemplated by the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, from the requirements of Subchapter 25F.

Subchapter 25G of the Business Corporation Law, relating to “control-share acquisitions,” prevents under certain circumstances the owner of a control-share block of shares of a registered corporation from voting such shares unless a majority of both the “disinterested” shares and all voting shares approve such voting rights. Failure to obtain such approval may result in a forced sale by the control-share owner of the control-share block to the corporation at a possible loss. The Company has opted out of Subchapter 25G in its Articles of Incorporation and has represented to Parent and Purchaser that Subchapter 25E is not applicable to the transactions contemplated by the Merger Agreement.

Subchapter 25H of the Business Corporation Law, relating to disgorgement by certain controlling stockholders of a registered corporation following attempts to acquire control, provides that under certain circumstances any profit realized by a controlling person from the disposition of shares of the corporation to any person (including to the corporation under Subchapter 25G or otherwise) will be recoverable by the corporation. The Company has opted out of Subchapter 25H in its Articles of Incorporation and has represented to Parent and Purchaser that Subchapter 25H is not applicable to the transactions contemplated by the Merger Agreement.

Subchapter 25I of the Business Corporation Law entitles “eligible employees” of a registered corporation to a lump sum payment of severance compensation under certain circumstances if the employee is terminated, other than for willful misconduct, within 90 days before voting rights lost as a result of a control-share acquisition are restored by a vote of disinterested shareholders. Subchapter 25J of the Business Corporation Law provides protection against termination or impairment under certain circumstances of “covered labor contracts” of a registered corporation as a result of a “business combination transaction” if the business operation to which the covered labor contract relates was owned by the registered corporation at the time voting rights are restored by stockholder vote after a control-share acquisition. The Company has opted out of Subchapters 25I and 25J in its Articles of Incorporation and has represented to Parent and Purchaser that neither Subchapter 25I nor 25J is applicable to the transactions contemplated by the Merger Agreement.

Section 2504 of the Business Corporation Law provides that the applicability of Chapter 25 of the Business Corporation Law to a registered corporation having a class or series of shares entitled to vote generally in the election of directors registered under the Exchange Act or otherwise satisfying the definition of a registered corporation under Section 2502(l) of the Business Corporation Law shall terminate immediately upon the termination of the status of the corporation as a registered corporation. The purchase of a substantial number of Shares pursuant to the Offer may result in the Company being able to terminate its Exchange Act registration, although the Company has no current intention to do so prior to the effective time of the Merger.

Purchaser reserves the right to challenge the validity or applicability of any takeover laws allegedly applicable to the Offer, the Merger, the Merger Agreement or the transactions contemplated thereby, and nothing in this Offer to Purchase nor any action taken in connection herewith is intended as a waiver of that right. In the event that it is asserted that one or more Takeover Laws apply to the Offer or the Merger, and it is not determined by an appropriate court that such statute or statutes do not apply or are invalid as applied to the Offer, the Merger or the Merger Agreement, as applicable, Purchaser may be required to file certain documents with, or receive approvals from, the relevant state authorities, and Purchaser might be unable to accept for payment or purchase Shares tendered pursuant to the Offer or be delayed in continuing or consummating the Offer. In such case, Purchaser may not be obligated to accept for purchase, or pay for, any Shares tendered. Additionally, under the terms of the Merger Agreement, the Company has represented that it has taken all action necessary to render inapplicable all such takeover laws applicable to the Merger and the Merger Agreement.

Shareholder Demand Letter

On October 6, 2011, the Company’s Board of Directors received a demand letter from a purported shareholder (the “Shareholder”) of the Company. The Shareholder alleges that the members of the Board breached their fiduciary duties to the Company and its shareholders in connection with the transactions. In particular, the Shareholder alleges that the Company has suffered damages as a result of the Board’s actions because: (i) the per share consideration is allegedly inadequate and undervalues the Company; and (ii) the Board allegedly agreed to provisions in the Merger Agreement which could preclude other bidders from making successful competing offers for the Company. The Shareholder has demanded that the Board remedy the foregoing breaches of fiduciary duties. On October 12, 2011, the Board appointed a special committee to consider the allegations set forth in the Shareholder demand letter.

Litigation

On October 11, 2011, a putative class action lawsuit captioned Provoncha v. A.C. Moore Arts & Crafts, Inc., et al., Docket No. C 147-11, was filed in the Camden County Superior Court. The complaint names as defendants the members of the Company’s Board, as well as the Company, Parent and Purchaser. The complaint purports to be brought individually and on behalf of similarly situated public shareholders of the Company and alleges, among other things, claims for breaches of fiduciary duties of good faith, loyalty and due care against the Board in connection with the Transactions and that Parent and Purchaser aided and abetted the purported breaches of fiduciary duties. The complaint seeks, among other things, injunctive relief, including enjoining the Board, and anyone acting in concert with them, from proceeding with the Transactions; certification of the action as a class action; and an award of attorneys’ fees and other fees and costs, in addition to other relief. Parent and Purchaser believe the plaintiff’s allegations lack merit and intends to contest them vigorously.

17.    Dissenters Rights.

No dissenters rights are available in connection with the Offer. However, stockholders who have not tendered their Shares in the Offer will be entitled to certain rights under Subchapter 15D of the Business Corporation Law in connection with the Merger if (i) prior to the Merger (A) the Shares are no longer listed on a national securities exchange and (B) the Shares are beneficially or of record held by 2,000 persons or less or (ii) Purchaser owns 80% of the Shares and the Merger is consummated as a “short-form” merger pursuant to Section 1924(b)(1)(ii) of the Business Corporation Law, including the right to dissent and obtain payment of the “fair value” of their Shares. Under the Business Corporation Law, dissenting stockholders who comply with the applicable statutory procedures will be entitled to receive a judicial determination of the “fair value” of their Shares immediately prior to the effective time of the Merger but excluding any change in value in anticipation of the Merger. Stockholders should realize that the amount determined to be the fair value in any valuation proceeding may be higher or lower than the amount to be paid pursuant to the Offer or in the Merger.

Holders of the Shares should note that investment banking opinions as to the fairness, from a financial point of view, of the consideration payable in a sale transaction, such as the Offer and the Merger, are not opinions as to “fair value” under Subchapter 15D of the Business Corporation Law. Moreover, Parent could argue in a valuation proceeding that, for purposes of such a proceeding, the fair value of Shares held by holders dissenting under Subchapter 15D of the Business Corporation Law is less than the price paid in the Offer. If any stockholder who exercises his or her rights under Subchapter 15D of the Business Corporation Law fails to perfect, or effectively withdraws or loses such rights, such holder’s Shares will thereupon be deemed to have been converted as of the effective time of the Merger into the right to receive the Merger Consideration, without any interest thereon, in accordance with the Merger Agreement.

Failure to follow the steps required by the Business Corporation Law for perfecting dissenters rights may result in the loss of such rights.

The foregoing summary of the rights of dissenting stockholders under the Business Corporation Law does not purport to be a statement of the procedures to be followed by stockholders desiring to exercise any dissenters rights under Pennsylvania law. The foregoing discussion is not a complete statement of law pertaining to dissenters rights under Pennsylvania law and is qualified in its entirety by reference to Pennsylvania law.

Dissenters rights cannot be exercised at this time. The information set forth above is for informational purposes only with respect to alternatives available to stockholders if the Merger is completed.

18.    Fees and Expenses.

Neither Parent nor Purchaser will pay any fees or commissions to any broker or dealer or other person for soliciting tenders of Shares pursuant to the Offer. Brokers, dealers, commercial banks and trust companies will upon request be reimbursed by Purchaser for customary mailing and handling expenses incurred by them in forwarding material to their customers.

Purchaser has retained D. F. King & Co., Inc., as Information Agent and Computershare Trust Company N.A., as Depositary, in connection with the Offer. The Information Agent and the Depositary will receive reasonable and customary compensation for their services and reimbursement for their reasonable out-of-pocket expenses. The Information Agent and the Depositary will be indemnified by Purchaser against certain liabilities and expenses in connection with the Offer and the Merger.

19.    Miscellaneous.

Purchaser is making the Offer to all holders of Shares other than the Company. Purchaser is not aware of any jurisdiction in which the making of the Offer or the tender of Shares in connection therewith would not be in compliance with the laws of such jurisdiction. If Purchaser becomes aware of any jurisdiction in which the making of the Offer would not be in compliance with applicable law, Purchaser will make a good faith effort to comply with any such law. If, after such good faith effort, Purchaser cannot comply with any such law, the Offer will not be made to the holders of Shares residing in such jurisdiction. In those jurisdictions where the applicable laws require that the Offer be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of Purchaser by one or more registered brokers or dealers licensed under the laws of such jurisdiction.

No person has been authorized to give any information or make any representation on behalf of Purchaser or Parent other than as contained in this Offer to Purchase or in the Letter of Transmittal, and, if any such information or representation is given or made, it should not be relied upon as having been authorized by Purchaser.

Purchaser and Parent have filed with the SEC a Schedule TO, together with exhibits, furnishing certain additional information with respect to the Offer, and may file amendments to the Schedule TO. In addition, the Company has filed the Schedule 14D-9 pursuant to Rule 14d-9 under the Exchange Act, together with exhibits thereto, setting forth its recommendations and furnishing certain additional related information. The Schedule TO and the Schedule 14D-9 and any exhibits or amendments thereto may be examined and copies may be obtained from the SEC at the same places and in the same manner described in Section 8 — “Certain Information Concerning the Company” with respect to information concerning the Company.

Sbar’s Acquisition Corporation

October 18, 2011

ANNEX A

INFORMATION CONCERNING MEMBERS OF THE BOARDS OF DIRECTORS AND

THE EXECUTIVE OFFICERS OF PARENT AND PURCHASER

Parent

Set forth below are the name, current principal occupation or employment, and material occupations, positions, offices or employment for the past five years of each manager and executive officer of Parent. The business address of each manager and executive officer of Parent is at 14 Sbar Blvd., Moorestown, New Jersey 08057. Each of these individuals is a citizen of the United States of America.

Name	Principal Occupation or Employment
Adolfo “Pepe” Piperno	Manager and President of Parent. President and Sole Shareholder of Sbar’s, Inc., a distributor of arts and crafts merchandise.

Joseph C. Scappa	Manager and Secretary Treasurer of Parent. Vice President and General Manager of Sbar’s Inc, a distributor of arts and crafts merchandise.

Purchaser

Set forth below are the name, current principal occupation or employment, and material occupations, positions, offices or employment for the past five years of each director and executive officer of Purchaser. The business address of each director and executive officer of Purchaser is at 14 Sbar Blvd., Moorestown, New Jersey 08057. Each of these individuals is a citizen of the United States of America.

Name	Principal Occupation or Employment
Adolfo “Pepe” Piperno	Director and President of Purchaser. President and Sole Shareholder of Sbar’s, Inc., a distributor of arts and crafts merchandise.

Joseph C. Scappa	Director and Secretary Treasurer of Purchaser. Vice President and General Manager of Sbar’s Inc, a distributor of arts and crafts merchandise.

A-1

The Letter of Transmittal and certificates for Shares and any other required documents should be sent to the Depositary at one of the addresses set forth below:

By Mail:	By Facsimile Transmission:	By Overnight Courier:

Computershare c/o Voluntary Corporate Actions P.O. Box 43011 Providence, RI 02940-3011	For Eligible Institutions Only: (617) 360-6810 For Confirmation Only Telephone: (781) 575-2332	Computershare c/o Voluntary Corporate Actions 250 Royall Street Suite V Canton, MA 02021

If you have questions or need additional copies of this Offer to Purchase or the Letter of Transmittal, you can call the Information Agent at its addresses and telephone numbers set forth below. You may also contact your broker, dealer, bank, trust company or other nominee for assistance concerning the Offer.

The Information Agent for the Offer is:

D. F. King & Co., Inc.

48 Wall Street

22nd Floor

New York, New York 10005

For information by telephone:

Banks and Brokers Call Collect: 1 (212) 269-5550

All Others Call Toll-Free: 1 (800) 755-7250